Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CEPHALON, INC.,

CEPSAL ACQUISITION CORP.,

SALMEDIX, INC.,

DAVID S. KABAKOFF,

ARNOLD L. ORONSKY

AND

PAUL KLINGENSTEIN

Dated as of May 12, 2005

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Section 3.16.	Intellectual Property
Section 3.17.	Tax Matters
Section 3.18.	Employee Benefit Plans
Section 3.19.	Employee Compensation
Section 3.20.	Employees
Section 3.21.	Environmental Laws
Section 3.22.	Insurance
Section 3.23.	Bank Accounts, Letters of Credit and Powers of Attorney
Section 3.24.	No Adverse Development
Section 3.25.	Transactions with Affiliates
Section 3.26.	Relationship with Suppliers
Section 3.27.	Brokers
Section 3.28.	Product Liability
Section 3.29.	Disclosures
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION CORP.
Section 4.1.	Organization
Section 4.2.	Corporate Authority
Section 4.3.	No Conflicts; Governmental Requirements
Section 4.4.	Brokers
Section 4.5.	Financing
ARTICLE V COVENANTS AND ADDITIONAL AGREEMENTS
Section 5.1.	Conduct of Business
Section 5.2.	No Solicitations
Section 5.3.	Access to Information; Confidentiality
Section 5.4.	Meeting of Stockholders
Section 5.5.	Regulatory and Other Approvals
Section 5.6.	Notice and Cure
Section 5.7.	Company Stock Plan; Warrants
Section 5.8.	Termination of Contracts

Section 5.9.	Fulfillment of Conditions
Section 5.10.	Additional Covenants
Section 5.11.	Lessor Estoppel Certificates
Section 5.12.	Director and Officer Indemnity
Section 5.13.	Employee Benefits
ARTICLE VI CONDITIONS TO CLOSING
Section 6.1.	Conditions to the Obligations of Parent and Acquisition Corp.
Section 6.2.	Conditions to the Obligations of the Company
ARTICLE VII SURVIVAL; INDEMNIFICATION; TAX MATTERS
Section 7.1.	Survival
Section 7.2.	Indemnification
Section 7.3.	Limitation of Liability
Section 7.4.	Additional Indemnification Limitations
Section 7.5.	Notice of Claims
Section 7.6.	Defense of Third Party Claims
Section 7.7.	Dispute Resolution Negotiation
Section 7.8.	Exclusive Remedy
Section 7.9.	Tax Matters
ARTICLE VIII TERMINATION; EFFECT OF TERMINATION
Section 8.1.	Termination
Section 8.2.	Effect of Termination
ARTICLE IX FEES AND EXPENSES
Section 9.1.	Expenses
Section 9.2.	Stockholders of the Company
ARTICLE X DEFINITIONS
Section 10.1.	Table of Definitions
Section 10.2.	Other Terms
Section 10.3.	Other Definitional Provisions
ARTICLE XI MISCELLANEOUS
Section 11.1.	Press Releases

Section 11.2.	Integration
Section 11.3.	Assignment and Binding Effect
Section 11.4.	Waiver
Section 11.5.	Notices
Section 11.6.	Amendment
Section 11.7.	Governing Law; Jurisdiction
Section 11.8.	Third Party Beneficiaries
Section 11.9.	Performance
Section 11.10.	Severability
Section 11.11.	Extensions
Section 11.12.	Section Headings
Section 11.13.	Exhibits; Disclosure Schedule
Section 11.14.	Counterparts
Section 11.15.	Knowledge

Exhibits

Exhibit A	Stockholders Entering into a Voting and Release Agreement
Exhibit B	Form of Voting Agreement and Release
Exhibit C	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit D	Form of Bylaws of the Surviving Corporation
Exhibit E	Directors and Officers of the Surviving Corporation
Exhibit F	Stockholders, Holders of Options and Holders of Warrants
Exhibit G	Form of Letter of Transmittal
Exhibit H	Forms of Proprietary Information Agreements
Exhibit I	Form of Confidentiality Agreement
Exhibit J	Officers Resigning from Offices in Connection with the Merger

Schedules

Disclosure Schedules
Schedule 5.8	Termination of Contracts
Schedule 5.13(a)	Severance and Change of Control Obligations
Schedule 5.13(c)	Severance
Schedule 5.13(d)	Treanda Bonus Program

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement“), dated as of May 12, 2005, by and among CEPHALON, INC., a Delaware corporation (“Parent“), CEPSAL ACQUISITION CORP., a Delaware corporation (“Acquisition Corp.“), SALMEDIX, INC., a Delaware corporation (the “Company“) and David S. Kabakoff, an individual, Arnold L. Oronsky, an individual and Paul Klingenstein, an individual, as the Stockholders’ Representatives (solely as to Section 2.5 of this Agreement.  Certain capitalized terms used in this Agreement have the meanings ascribed to them in Article X.

RECITALS

A.                                   The Company is a Delaware corporation with its principal executive office located at 9381 Judicial Drive, Suite 160, San Diego, CA 92121.

B.                                     Parent is a Delaware corporation with its principal offices located at 41 Moores Rd., Frazer, PA 19355.  Acquisition Corp. is a wholly-owned direct subsidiary of Parent and was formed to merge with and into the Company (the “Merger“) so that, as a result of the Merger, the Company will survive and become a wholly-owned subsidiary of Parent.

C.                                     The respective Boards of Directors of Parent, Acquisition Corp. and the Company have determined that this Agreement and the consummation of the Merger in accordance with the laws of the State of Delaware and subject to the terms and conditions of this Agreement, is advisable and in the best interests of Parent, Acquisition Corp. and the Company and their respective stockholders.

D.                                    Parent, in its capacity as the sole stockholder of Acquisition Corp., has approved Acquisition Corp.’s execution of this Agreement and consummation of the Merger.

E.                                      As a condition and inducement to Parent’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, each of the Persons identified on Exhibit A have entered into a Voting and Release Agreement substantially in the form attached hereto as Exhibit B, which Voting and Release Agreement shall provide for, among other things, such Person’s approval of the Merger and agreement to vote its shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock“) (including shares of Company Common Stock issuable upon the conversion or exercise of options, warrants and convertible securities held by them) and its shares of Preferred Stock (including shares of Preferred Stock issuable upon the exercise of Warrants) in a manner consistent with such approval and agreement to waive such Person’s rights to dissent from the Merger and the other transactions contemplated hereby under Section 262 of the Delaware General Corporation Law (the “DGCL“).

F.                                      Certain officers and employees of the Company have executed and delivered to Parent certain acknowledgements with respect to existing employment agreements and/or consulting agreements that by their terms will take effect as of the Effective Time.

G.                                     Parent, Acquisition Corp., and the Company desire to make certain representations and warranties, covenants and agreements in connection with the Merger and also to set forth the terms and conditions of the Merger, all as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I                                     THE MERGER; ADDITIONAL ACTIONS.

Section 1.1.                                   The Merger.  At the Effective Time, upon the terms and subject to the conditions of this Agreement, Acquisition Corp. shall be merged with and into the Company in accordance with the provisions of the DGCL.  The Company shall be the surviving corporation in the Merger (the “Surviving Corporation“).  As a result of the Merger, all of the respective outstanding shares of capital stock or any securities exchangeable or convertible into capital stock of the Company and Acquisition Corp. shall be converted or cancelled in the manner provided in Article II.

Section 1.2.                                   Effective Time.  At the Closing, a certificate of merger (the “Certificate of Merger“) shall be duly prepared and executed by the Surviving Corporation and thereafter delivered to the Secretary of State of the State of Delaware (the “Secretary of State“) for filing, as provided in Section 251 of the DGCL, on the Closing Date.  The parties shall make all other filings required under the DGCL, and the Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State, or at such later time as may be agreed by Parent and the Company and stated in the Certificate of Merger (the date and time of such filing (or stated later time, if any) being referred to herein as the “Effective Time“).

Section 1.3.                                   Closing.  The closing of the Merger (the “Closing“) shall take place at the offices of Dechert, 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, Pennsylvania 19103, on a date and at a time to be specified by the parties, which shall in no event be later than 10:00 a.m., local time, on the second business day following satisfaction of the conditions set forth in Article VI, other than those conditions that by their nature cannot be satisfied until the Closing, but subject to the fulfillment or waiver of those conditions, unless this Agreement has been theretofore terminated pursuant to its terms, or on such other date, time and place as the parties may mutually agree (the “Closing Date“).  At the Closing there shall be delivered to Parent, Acquisition Corp. and the Company the certificates and other documents and instruments required to be delivered under Article VI.

Section 1.4.                                   Effects of the Merger.  At the Effective Time, the effects of the Merger shall be as provided in the applicable provisions of the DGCL.

Section 1.5.                                   Certificate of Incorporation, By-Laws and Officers and Directors of the Surviving Corporation.

(a)                                  The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended at and as of the Effective Time so as to read in its entirety as set forth in Exhibit C and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by law and such certificate of incorporation.

(b)                                 The by-laws in the form set forth in Exhibit D shall be the by-laws of the Surviving Corporation at and as of the Effective Time until thereafter amended as provided by law, the certificate of incorporation of the Surviving Corporation and such by-laws.

(c)                                  From and after the Effective Time, the directors and officers of the Surviving Corporation shall be as set forth on Exhibit E hereto, until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and by-laws.

Section 1.6.                                   Further Assurances.  Each party hereto shall execute such further documents and instruments and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest the Surviving Corporation with full title to all assets, properties, rights, approvals, immunities and franchises of Acquisition Corp. and the Company or to otherwise effect the purposes of this Agreement.

ARTICLE II                                 CONVERSION OF SHARES.

Section 2.1.                                   Conversion of Capital Stock.  Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of any holder of Company Capital Stock (as defined below):

(a)                                  Capital Stock of Acquisition Corp.  Each issued and outstanding share of the common stock, par value $.01 per share, of Acquisition Corp. (“Acquisition Common Stock“) shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation (“Surviving Corporation Common Stock“).  Each certificate representing outstanding shares of Acquisition Common Stock shall at the Effective Time represent an equal number of shares of Surviving Corporation Common Stock.

(b)                                 Cancellation of Treasury Stock and Stock Owned by Parent and Acquisition Corp.  All shares of Company Capital Stock that are owned by the Company as treasury stock and any shares of Company Capital Stock owned by Parent or Acquisition Corp. or by any direct or indirect wholly-owned Subsidiary of Parent or Acquisition Corp. automatically shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)                                  Conversion of Company Capital Stock.  All shares of Company Common Stock and shares of Series A preferred stock, par value $0.001 of the Company (“Series A Preferred Stock“), Series B preferred stock, par value $0.001 of the Company (“Series B Preferred Stock“), and Series C preferred stock, par value $0.001 of the Company (“Series C Preferred Stock“ and together with the Series A Preferred Stock and Series B Preferred Stock, the “Preferred Stock“) (but excluding shares to be cancelled in accordance with Section 2.1(b) and shares that are Dissenting Shares (as defined in Section 2.1(d) shall no longer be outstanding and shall be cancelled automatically and shall cease to exist, and each holder of a certificate representing any such shares of Company Capital Stock shall cease to have any rights with respect thereto, except the right to receive, without interest, the applicable Merger Price plus Earn Out Payments, if any, to be paid to such Person pursuant to Section 2.2, upon the surrender of such certificate in accordance with Section 2.4.  The Company Common Stock and the Preferred Stock are sometimes referred to herein as the “Company Capital Stock“. Exhibit F hereof shall set forth: (i) the name of each Stockholder; (ii) the portion of the Acquisition Price payable pursuant to this Section 2.1(c) to each Stockholder at Closing assuming full compliance by each Stockholder with the payment procedures contained in Section 2.4; (iii) the portion of the Acquisition Price to be withheld from each Stockholder pursuant to Section 2.3 in establishing the Stockholders’ Representatives Escrow Fund; (iv) the portion of the Acquisition Price to be paid to each Stockholder at Closing after deduction for the amount set forth in (iii) above; (v) the total amount, expressed both as an amount and as a percentage, payable to each Stockholder, if any, for Earn Out Payments pursuant to Section 2.2 (assuming the occurrence of both Earn Out Events); and (vi) the amount, expressed both as an amount and as a percentage, payable to each Stockholder, if any for each Earn Out Payment pursuant to Section 2.2.

(d)                                 Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, each outstanding share of Company Capital Stock (the holder of which has not voted in favor of the Merger or consented thereto in writing and has perfected such holder’s right to an appraisal of such holder’s shares in accordance with the applicable provisions of the DGCL and has not effectively withdrawn or lost such right to appraisal (in each case, a “Dissenting Share“)) shall not be converted into or represent a right to receive the applicable Merger Price or the Earn Out Payments, if any, otherwise payable on such share pursuant to Section 2.2 of this Agreement, but rather the holder thereof shall be entitled only to such rights as are granted by the applicable provisions of the DGCL; provided, however, that any Dissenting Share held by a Person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to the DGCL, shall be deemed to be converted into, as of the Effective Time, the right to receive the Merger Price applicable to such shares pursuant to Section 2.1(c) plus Earn Out Payments, if any, to be paid on such shares in accordance with Section 2.2 of this Agreement.  The Company shall give Parent (x) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to the applicable provisions of the DGCL relating to the appraisal process received by the Company and (y) prompt notice of and the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company will not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands

(e)                                  Treatment of Options.  Prior to the date hereof, the Board of Directors of the Company (or, if appropriate, any committee thereof) has adopted appropriate resolutions and taken all other actions necessary to provide that each outstanding stock option (each an “Option“) heretofore granted under the Company’s 2001 Stock Option/Stock Issuance Plan (the “Company Stock Plan“), whether or not currently vested or exercisable at the Effective Time, and which remains outstanding immediately prior to the Effective Time, shall be cancelled, no longer be outstanding and cease to represent the right to acquire shares of Company Common Stock and in consideration for such cancellation, each holder of an Option shall, at the Effective Time, have the right to receive an amount in cash from Parent in respect thereof equal to the product of (x) the total number of shares of Company Common Stock subject or related to such Option, and (y) the excess, if any, of the Merger Price applicable to the Company Common Stock over the exercise price or purchase price, as the case may be, per share of Company Common Stock subject or related to such Option (subject to any applicable withholding taxes, the “Cash Option Payment“) plus Earn Out Payments, if any, to be paid on such Option in accordance with Section 2.2 as if such Option had been exercised and converted into Company Common Stock immediately prior to the Effective Time.  The Company Stock Plan and any Benefit Plan (or other plan, program or arrangement) providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall terminate upon the Effective Time.  The Company has taken all steps necessary to ensure that the Company is not or will not be bound by any Options, other options, warrants, rights or agreements which would entitle any person, other than the current stockholders of Acquisition Corp. or its Affiliates, to acquire any capital stock of the Surviving Corporation.

(f)                                    Warrants.  At the Effective Time, each warrant to purchase Company Capital Stock that is outstanding as of the Effective Time (the “Warrants“) pursuant to any Warrant Agreements or otherwise shall be exercisable solely for a payment in cash from Parent equal to the product of (x) the total number of shares of Company Capital Stock subject or related to such Warrant, and (y) the excess, if any, of the Merger Price applicable to such type of Company Capital Stock over the exercise price per share of Company Capital Stock subject or related to such Warrant (the “Cash Warrant Payment“) plus Earn Out Payments, if any, to be paid to the holder of such Warrant in accordance with Section 2.2 as if such Warrant had been exercised for Company Capital Stock immediately prior to the Effective Time.  The Company shall take or cause to be taken, including as appropriate by its Board of Directors or the appropriate committee thereof, all steps necessary, if any, to give effect to the provisions of this Section 2.1(f).  From and after the Effective Time, holders of Warrants shall have no rights with respect to their Warrants other than specifically provided in this Section 2.1(f).

Section 2.2.                                   Earn-Out.

(a)                                  Upon the Surviving Corporation’s or Parent’s first acceptance of the filing of a New Drug Application (“NDA“) seeking the United States Food and Drug Administration (“FDA“) approval of Treanda for the treatment of non-Hodgkins lymphoma (“NHL“) or chronic lymphocytic leukemia (“CLL“), Parent shall: (i) within five (5) days of such filing provide the Stockholders’ Representatives with written notice thereof in accordance with Section 11.5 of this

Agreement, (ii) on or before ten (10) days following the occurrence of such filing deposit with the Payment Agent, for the benefit of the Stockholders (other than holders of Dissenting Shares), an aggregate amount of fifteen million dollars ($15,000,000) (less any amount thereof, if any, which would otherwise have been payable to holders of Dissenting Shares) by wire transfer of immediately available funds and (iii) cause the Payment Agent to pay to each Stockholder (other than holders of Dissenting Shares), a cash amount, without interest, equal to such Stockholder’s applicable pro-rata percentage of such amount as set forth on Exhibit F hereof.

(b)                                 Upon receipt of FDA Approval for the treatment of NHL or CLL, Parent shall: (i) within five (5) days of such approval provide the Stockholders’ Representatives with written notice thereof in accordance with Section 11.5 of this Agreement, (ii) on or before ten (10) days following the occurrence of such approval deposit with the Payment Agent, for the benefit of the Stockholders (other than holders of Dissenting Shares), an aggregate amount of twenty-five million dollars ($25,000,000) (less any amount thereof, if any, which would otherwise have been payable to holders of Dissenting Shares) by wire transfer of immediately available funds and (iii) cause the Payment Agent to pay to each Stockholder (other than holders of Dissenting Shares), a cash amount, without interest, equal to such Stockholder’s applicable pro-rata percentage of such amount as set forth on Exhibit F hereof.

(c)                                  For the purposes of this Section 2.2,

(i)                                     any distributions made by Parent pursuant to Sections 2.2(a) and (b) shall hereinafter sometimes be referred to individually as an “Earn Out Payment“ and collectively as the “Earn Out Payments”; and

(ii)                                  the occurrence of any of the events described in Sections 2.2(a) and (b) that require payment shall hereinafter sometimes be referred to individually as an “Earn Out Event“ and collectively as the “Earn Out Events”.

(d)                                 Off-Set Rights.  Notwithstanding anything to the contrary contained herein, Parent’s obligation to pay the Earn Out Payments herein shall be subject to the Surviving Corporation’s and Parent’s right to off-set against amounts to which the Surviving Corporation and Parent may be entitled to from time to time as indemnity payments pursuant to Article VII hereof.

(e)                                  Operations of the Business.  Except as to obligations related to the continued development of Treanda set forth below in this Section 2.2(e), the Parties understand and agree that Parent shall have complete discretion with respect to all decisions related to the research, development, manufacture, marketing, pricing and distribution of the compounds, product candidates and business of the Surviving Corporation and Parent.  Following the Effective Time, Parent agrees to use, or to cause the Surviving Corporation to use, Commercially Reasonable Efforts to seek FDA Approval for the treatment of NHL or CLL.  Parent agrees to devote, or cause Surviving Corporation to devote, Commercially Reasonable Efforts to conduct at least one Phase III clinical trial of Treanda in NHL in a timely manner following the Effective Time.

(f)                                    Change of Control of Parent.  Notwithstanding anything to the contrary contained herein, if, following a Change of Control (as defined below) of Parent, the business strategy of Parent or any successor to Parent or any subsidiary thereof including the Surviving Corporation   (collectively, a “Successor Entity“) changes such that the Successor Entity fails to use Commercially Reasonable Efforts to (i) file an NDA for approval of Treanda for the treatment of NHL or CLL and/or (ii) obtain FDA Approval for the treatment of NHL or CLL (each a “Trigger Event“), then the Earn Out Payments, to the extent not already paid in accordance with this Section 2.2, shall become immediately due and payable and Parent shall: (i) provide the Stockholders’ Representatives with written notice in accordance with Section 11.5 of this Agreement of such Trigger Event no later than five (5) days following the occurrence of such Trigger Event, (ii) deposit with the Payment Agent, for the benefit of the Stockholders (other than holders of Dissenting Shares) the aggregate amount of such Earn Out Payments by wire transfer of immediately available funds no later than ten (10) days following the occurrence of such Trigger Event and (iii) cause the Payment Agent, immediately following the deposit of the funds in accordance with subsection (ii) above, to pay to each Stockholder (other than holders of Dissenting Shares), a cash amount, without interest, equal to such Stockholder’s applicable pro-rata percentage of such amount as set forth on Exhibit F hereof.  “Change of Control“ as used in this Section 2.2(f) shall mean a transaction which results in (a) the voting securities of Parent immediately prior to such transaction ceasing to represent at least fifty percent (50%) of the combined voting power of the surviving entity immediately after such transaction; (b) any third party (other than a trustee or other fiduciary holding securities under an employee benefit plan) becoming the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of Parent; or (c) a sale or other disposition to a Third Party of all or substantially all of the assets or business of Parent.

(g)                                 By approving this Agreement, the Stockholders understand and agree that following the Effective Time: (i) except as set forth in Sections 2.2(e) and 5.13, Parent will not have any obligation or liability relating to any business plan of the Company or be legally bound by any such plan; (ii) Parent shall have no obligation to consult with or discuss the business of the Surviving Corporation and Parent with the Stockholders (provided Parent shall have the obligation to provide information to the Stockholders’ Representatives in accordance with Section 2.5(c)); (iii) Parent shall have no obligation to retain any employees of the Company; (iv) the Stockholders shall have no claim against Parent or the Surviving Corporation in connection with the Earn Out Payments, if any, except pursuant to this Section 2.2, and (v) subject to Parent/Surviving Corporation’s obligations under this Section 2.2, the Earn Out Payments, if any,  are contingent on the occurrence of the Earn Out Events and there is no guarantee such events will occur.  Parent makes no representation and expresses no opinion as to the value of this Section 2.2 to the Stockholders.

Section 2.3.                                   Deposits of Funds at Closing.  On or before the Closing Date, Parent shall deposit with the Payment Agent the Acquisition Price payable to the Stockholders set forth on Exhibit F minus $250,000 to be deposited with an escrow agent for the purpose of paying the expenses, if any, incurred by the Stockholders’ Representatives in connection with this Agreement (the “Stockholders’ Representatives Escrow Fund“).  The Stockholders’

Representatives Escrow Fund will be withheld on a pro-rata basis from the holders of Company Capital Stock set forth on Exhibit F hereof based on such holder’s applicable percentage of the Acquisition Price and deposited into the Stockholders’ Representatives Escrow Fund to be held under the terms of an escrow agreement to be entered into by and between the Stockholders’ Representatives and an escrow agent identified by the Company.  Promptly following the earlier of (a) June 30, 2008 or (b) one (1) year following the occurrence of the Earn Out Event set forth in Section 2.2(a), the Stockholders’ Representatives shall cause any amount remaining in the Stockholders’ Representatives Escrow Fund and not otherwise allocable to any outstanding expenses incurred by the Stockholders’ Representatives during the Indemnity Period to be deposited with the Payment Agent and shall cause the Payment Agent to pay to each holder of Company Capital Stock (other than holders of Dissenting Shares), a cash amount, without interest, equal to such holder’s applicable pro-rata percentage of such remaining amount, based on the percentages set forth in Exhibit F.

Section 2.4.                                   Payment for Certificates, Options and Warrants.

(a)                                  Payment Procedures.  As soon as reasonably practicable (and in any event not later than five (5) business days) after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock (the “Certificates“) whose shares are converted in accordance with Section 2.1(c) into the right to receive the applicable Merger Price plus Earn Out Payments, if any, to be paid to such holder in accordance with Section 2.2 of this Agreement, to each holder of record of an agreement representing outstanding Options for which a Cash Option Payment is to be made in accordance with Section 2.1(e) (the “Option Agreements“) plus Earn Out Payments, if any, to be paid to such holder in accordance with Section 2.2 of this Agreement, and to each holder of record of a Warrant for which a Cash Warrant Payment is to be made in accordance with Section 2.1(f) plus Earn Out Payments, if any, to be paid to such holder in accordance with Section 2.2 of this Agreement, (i) a letter of transmittal in substantially the form set forth on Exhibit G and (ii) customary instructions for use in effecting the surrender of the Certificates, Option Agreements or Warrant, as the case may be, in exchange for the portions of the Merger Price deposited with the Payment Agent plus the right to receive Earn Out Payments in accordance with Section 2.2 of this Agreement.  Upon surrender of a Certificate, Option Agreement, or Warrant to the Payment Agent, together with such letter of transmittal, duly executed and completed in accordance with its terms, the holder of such Certificate, Option Agreement or Warrant shall be entitled to receive in exchange therefor a check representing, (i) in the case of a Certificate, such portion, if any, of the aggregate Merger Price per share of Company Capital Stock represented thereby which such holder has the right to receive in accordance with the provisions of Section 2.1(c) and in an amount with respect to such holder as set forth on Exhibit F plus the right to receive Earn Out Payments, if any, in accordance with Section 2.2 of this Agreement, and the Certificate so surrendered shall forthwith be cancelled, (ii) in the case of an Option Agreement, such portion of the Cash Option Payment represented thereby which such holder has the right to receive in accordance with Section 2.1(e) plus the right to receive Earn Out Payments, if any, in accordance with Section 2.2 of this Agreement, and (iii) in the case of a Warrant, such portion of the Cash Warrant Payment represented thereby which such holder has the right to receive in accordance with Section 2.1(f) plus the right to receive Earn Out Payments, if any, in accordance with Section 2.2 of this Agreement.  If any Merger Price is to be remitted to a person whose name is other than that in which the Certificate for shares of Company Capital Stock surrendered for exchange is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer, and that the person requesting such exchange shall have paid any transfer and/or other taxes required by reason of the remittance of Merger Price to a person whose name is other than that of the registered holder of the Certificate surrendered, or the person requesting such exchange shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.  Except as otherwise provided in this Agreement, in no event shall the holder of any Certificate, Option Agreement or Warrant be entitled to receive interest on any funds to be received in the Merger.  Until surrendered as contemplated by this Section 2.4(a), each Certificate (other than Certificates representing Dissenting Shares) shall be deemed at all times after the Effective Time to represent only the right to receive the Merger Price plus the right to receive Earn Out Payments, if any, in accordance with Section 2.2 of this Agreement, each Warrant shall be deemed at all times after the Effective Time to represent only the right to receive the Cash Warrant Payment plus the right to receive Earn Out Payments, if any, in accordance with Section 2.2 of this Agreement, and each Option Agreement shall be deemed at all times after the Effective Time to represent only the right to receive the Cash Option Payment plus the right to receive Earn Out Payments, if any, in accordance with Section 2.2 of this Agreement.

(b)                                 No Further Ownership Rights in Company Capital Stock.  From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Capital Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(c)                                  Termination of Exchange Fund.  Any portion of the Acquisition Price deposited by Parent with the Payment Agent which remains undistributed to the Stockholders for six (6) months after the Effective Time as well as any portion of an Earn Out Payment deposited by Parent with the Payment Agent in accordance with Section 2.2 of this Agreement which remains undistributed to the Stockholders for six (6) months after the occurrence of an applicable Earn Out Event shall be delivered to Parent, upon demand, and any Stockholders who have not theretofore complied with this Article II shall thereafter look only to Parent (subject to abandoned property, escheat and other similar laws) as general creditors for payment of their claim for the applicable Merger Price or Earn Out Payment, if any, to be received in accordance with Section 2.2.  Neither Parent nor the Surviving Corporation shall be liable to any Stockholder for cash representing any portion of the Acquisition Price or any portion of an Earn Out Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 2.5.                                   Stockholders’ Representatives.

(a)                                  The Stockholders, by adopting this Agreement and the transactions contemplated hereby, irrevocably appoint the Stockholders’ Representatives as their agents for purposes of (i) the determination of the occurrence of an Earn Out Event pursuant to Section 2.2, (ii) the resolution of any disputes related to the occurrence of an Earn Out Event, (iii) the resolution of any disputes for which Parent may seek indemnification or offset pursuant to Article VII, (iv) the enforcement of any rights the Holders may have against Parent or the Surviving Corporation under this Agreement and (v) amendments to this Agreement pursuant to Section 11.6.  Each of David S. Kabakoff, Arnold L. Oronsky and Paul Klingenstein hereby accepts his appointment as a Stockholders’ Representative.  Parent shall be entitled to deal exclusively with the Stockholders’ Representatives on all matters relating to (A) the determination of the occurrence of an Earn Out Event pursuant to Section 2.2, (B) the resolution of any disputes related to the occurrence of an Earn Out Event, (C) the resolution of any disputes for which Parent may seek indemnification or offset pursuant to Article VII, and (D) the enforcement of any rights the Stockholders may have against Parent or the Surviving Corporation under this Agreement, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Stockholder by the Stockholders’ Representatives, and on any other action taken or purported to be taken on behalf of any Stockholder by the Stockholders’ Representatives, as fully binding upon such Stockholder.  The Stockholders’ Representatives shall not be responsible for any act done or omitted thereunder as the Stockholders’ Representatives while acting in good faith and without gross negligence or willful misconduct.  The Stockholders shall jointly and severally indemnify the Stockholders’ Representatives and hold the Stockholders’ Representatives harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Stockholders’ Representatives and arising out of or in connection with the acceptance or administration of the Stockholders’ Representatives’ duties hereunder, including the reasonable fees and expenses of any legal counsel or other professional retained by the Stockholders’ Representatives, in connection with the acceptance and administration of the Stockholders’ Representatives’ duties hereunder.

(b)                                 If one of the Stockholders’ Representatives shall die, become disabled or otherwise be unable to fulfill his responsibilities as agent of the Stockholders, then the Stockholders holding a majority of the shares of Company Capital Stock as of immediately prior to the Effective Time, shall, within ten (10) calendar days after such death or disability, appoint a successor agent and, promptly thereafter, shall notify Parent of the identity of such successor. Any such successor shall become one of the “Stockholders’ Representative” for purposes of (1) the determination of the occurrence of an Earn Out Event pursuant to Section 2.2, (2) the resolution of any disputes related to the occurrence of an Earn Out Event, (3) the resolution of any disputes for which Parent may seek indemnification or offset pursuant to Article VII, (4) the enforcement of any rights the Stockholders may have against Parent or the Surviving Corporation under this Agreement and (5) amendments to this Agreement pursuant to Section 11.6.

(c)                                  At the request of the Stockholders’ Representatives, upon reasonable notice and at a reasonable time and location on no more than a semi-annual basis, the Stockholders’ Representatives will be provided a status update with respect to the clinical trials of Treanda and have access to management of Parent to ask questions with respect to Parent’s compliance with the covenants set forth in Section 2.2 above; provided that prior to receiving any status update or having access to management, each such Stockholder’s Representative has entered into a confidentiality agreement substantially in the form set forth in Exhibit I hereof.

(d)                                 In the event that the Stockholders’ Representatives shall dispute the occurrence of an Earn Out Event or a request for indemnification or setoff under Article VII, then the Stockholders’ Representatives shall jointly provide written notice to Parent (the “Dispute Notice“) specifying the amount disputed and the basis for the dispute, together with supporting documentation reflecting the analysis and justification thereof.  Parent and the Stockholders’ Representatives shall thereafter attempt to resolve the dispute set forth in the Dispute Notice in accordance with Section 7.7 of this Agreement.

ARTICLE III                             REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to Acquisition Corp. and to Parent that the statements contained in this Article III are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as through the Closing Date were substituted for the date of this Agreement throughout this Article III (except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date)), except as set forth in the disclosure schedule delivered by the Company to Parent on the date hereof and initialed by the Parties (the “Disclosure Schedule“).  Subject to the foregoing, the Company represents and warrants to Acquisition Corp. and Parent as follows:

Section 3.1.                                   Organization.

(a)                                  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to carry on its business as it is now being conducted and to own, use and lease its assets and properties.  The Company is duly qualified or licensed as a foreign corporation to do business and is in good standing in each jurisdiction where the nature of its business or the ownership, leasing or operation of its assets and properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)                                 The Company does not own and has not owned, directly or indirectly, any equity or similar interest in or have any other ownership right in any other Person, nor does it have any obligation to purchase any shares of stock, other securities or other form of investment in any other Person.

Section 3.2.                                   Capitalization.

(a)                                  As of the date of this Agreement, the total authorized shares of capital stock of the Company consisted solely of (i) 101,200,000 shares of Company Common Stock, of which 6,975,132 shares were issued and outstanding; (ii) 10,100,000 shares of Series A Preferred Stock, of which 10,100,000 shares were issued and outstanding; (iii) 29,255,319 shares of Series B Preferred Stock, of which 29,255,319 shares were issued and outstanding; and (iv) 43,571,430 shares of Series C Preferred Stock, of which 42,857,144 shares were issued and outstanding.  As of the date of this Agreement, 403,389 shares of Company Common Stock and no shares of Preferred Stock were held in treasury.  No shares of Preferred Stock were issued after the date of this Agreement, and no shares of Company Common Stock were issued after the date of this Agreement, other than pursuant to the conversion of Preferred Stock or the exercise of Options or the Warrants outstanding as of the date of this Agreement.  As of the date of this Agreement, 93,757,772 shares of Company Common Stock were reserved for issuance of which (i) 789,020 shares were reserved for issuance upon the exercise of Warrants (714,286 shares of which are issuable upon conversion of the shares of Series C Preferred Stock underlying one of the Warrants) issued pursuant to warrant agreements listed on Section 3.2(a) of the Disclosure Schedule (the “Warrant Agreements“), (ii) 10,352,900 shares were reserved for issuance upon the exercise of Options under the Company Stock Plan, 7,860,410 shares of which were subject to outstanding Options, and (iii) 82,615,852 shares of Company Common Stock were reserved for issuance upon the conversion of the outstanding shares of Preferred Stock.  As of the date of this Agreement, 714,286 shares of Series C Preferred Stock were reserved for issuance upon the exercise of a warrant issued pursuant to a Warrant Agreement which is identified on Section 3.2(a) of the Disclosure Schedule as exercisable into Series C Preferred Stock.  At the Effective Time, the Warrants then outstanding, if any, will be exercised for the number of shares of Company Common Stock and Preferred Stock each such Warrant is convertible or exercisable for, in accordance with Section 3.2(a) of the Disclosure Schedule.  All the outstanding shares of Company Common Stock and Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable.  No shares of capital stock have been issued by the Company at any time in violation of the preemptive rights of any stockholder of the Company.  All shares of capital stock previously issued by the Company were offered, issued and sold in compliance in all material respects with all applicable Federal and state securities laws and regulations.  Set forth on Schedule 3.2(a) of the Disclosure Schedule is a true, complete and accurate list of every holder of Company Capital Stock, Options, Warrants and/or any other equity interest or right to receive equity interest of the Company as of the date of this Agreement and the equity interest held by such holder as well as the exercise price or strike price of each Option or Warrant.

(b)                                 Other than as set forth on Section 3.2(a) of the Disclosure Schedule, there are no existing agreements, subscriptions, options, warrants, calls, commitments, trusts (voting or otherwise), or rights of any kind whatsoever between the Company and any Person, and none of the foregoing exist, granting any interest in or the right to purchase or otherwise acquire from the Company or granting to the Company any interest in or the right to purchase or otherwise acquire from any Person, at any time, or upon the occurrence of any stated event, any securities of the Company, whether or not presently issued or outstanding.  There are no other outstanding securities of the Company or, to the Company’s Knowledge, any other Person which are convertible into or exchangeable for other securities of the Company.  There are no proxies, agreements or understandings with respect to the voting of the shares of Company Capital Stock to which the Company is a party or, to the Company’s Knowledge, to which any other Person is a party.  The Company shall cause each outstanding Option to become fully vested and exercisable immediately prior to the Effective Time.

Section 3.3.                                   Authority.  The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized and approved by the Company’s Board of Directors, and except for (a) the filing of the Certificate of Merger pursuant to the DGCL and (b) the receipt of the Company Stockholder Approval, no other corporate proceedings on the part of the Company or its stockholders are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by the Company.  Assuming the due authorization, execution and delivery of this Agreement by Parent and Acquisition Corp., this Agreement is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

Section 3.4.                                   No Conflicts; Governmental Requirements.

(a)                                  The execution, delivery and performance by the Company of this Agreement and, assuming the receipt of Company Stockholder Approval, the consummation of the Merger do not, and will not, (i) violate or conflict with any provision of the certificate of incorporation or by-laws of the Company, (ii) subject to the governmental filings and other matters referred to in Section 3.4(b), violate any law, rule, regulation, ordinance or applicable constitution or order, writ, injunction, judgment, award, restriction, ruling or decree of any court, arbitrator or federal, state, local or foreign governmental or regulatory entity (or any department, agency, authority or political subdivision thereof) applicable to the Company or the transactions contemplated hereby, or (iii) result in a violation or breach of, conflict with, or constitute a default (or an event which, with the passage of time or the giving of notice, or both, would reasonably be expected to constitute a default) under, or result in or give rise to any right of termination, modification, cancellation or acceleration, or require any consent, approval or notice under, any note, bond, indenture, license, lien, franchise, mortgage, loan or credit agreement, contract, agreement, lease, permit, guaranty or other agreement, instrument or obligation to which the Company is a party or by which any of its assets or properties may be bound, except, in the case of clauses (ii) or (iii) of this Section 3.4(a), for any violation, breach, conflict, default, right or lack of consent, approval or notice that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)                                 Except for (i) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act“), (ii) the filing of the Certificate of Merger pursuant to the DGCL, (iii) any other consents, approvals, authorizations, permissions, notices or filings which if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially delay or hinder or render unlawful the consummation of the Merger or the other transactions contemplated by this Agreement or (iv) consents, approvals, authorizations, permissions, notices or filings which have heretofore been obtained or made, as the case may be, by the Company, are in full force and effect and copies of which have been provided to Parent, the execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement will not, require any consent, approval, authorization or permission of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign.

Section 3.5.                                   Regulatory Matters.

(a)                                  The manufacturing, processing, distribution, labeling and storage of clinical trial supplies performed by or, to the Company’s Knowledge, on behalf of the Company are in material compliance with all laws, rules, regulations or orders administered or issued by the FDA and any other Governmental Entity responsible for regulating the pharmaceutical industry as applicable to products in pre-commercial clinical development in accordance with industry standard practices.

(b)                                 To the Company’s Knowledge, all pre-clinical and clinical investigations conducted or sponsored by the Company are being conducted in material compliance with all applicable experimental protocols, laws, rules and regulations, including the applicable Good Laboratory Practice and Good Clinical Practice requirements relating to informed consent and institutional review boards designed to ensure the protection of the rights and welfare of human subjects as set forth in 21 C.F.R. Parts 50, 54, 56, 58 and 312, as well as federal and state laws, rules and regulations restricting the use and disclosure of individually identifiable health information.

(c)                                  The Company has made available to Parent all material information known to it with respect to the safety or efficacy of the Product Candidates.  To the Company’s Knowledge, the Company is not in possession of information that would reasonably be expected to lead to the denial by FDA of an application for regulatory approval necessary for the sale (“Regulatory Approval“) in the United States of Treanda for use as a single agent for the NHL indication specified in the SPA Resubmission, provided that the development of Treanda for such indication proceeds in adherence to the Treanda Development Plan dated March 15, 2005, as updated in the SPA Resubmisson dated April 29, 2005 and by the Update to IND # 67,554 dated April 11, 2005.  To the Company’s Knowledge, the Company is not in possession of information that would reasonably be expected to lead to the denial by FDA of Regulatory Approval in the United States of Treanda for CLL.  To the Company’s Knowledge, if the development of SDX-101 for the indication of CLL in the United States proceeds in adherence with the SDX-101 development plan dated March 17, 2005,  the Company is not in possession of information that would reasonably be expected to lead to the denial by FDA of Regulatory Approval in the United States of SDX-101 for CLL.  The Company’s Treanda Development Plan dated March 15, 2005, the Company’s SDX-101 Development Plan dated March 17, 2005, the SPA Re-submission (with respect to a single agent) dated April 29, 2005 and the Update to IND # 67,554 dated April 11, 2005 have been delivered to Parent.

(d)                                 The Company (i) has not received any FDA Form 483, notice of adverse finding, warning letters or other written correspondence or notice from FDA or any other Governmental Entity responsible for regulating the pharmaceutical industry alleging or asserting noncompliance with any applicable laws; (ii) has no Knowledge or reason to believe that the FDA or other such Governmental Entity is considering such action described in subsection (i) above; (iii) has no Knowledge of any actual or threatened prosecution, injunction, seizure, civil fine, suspension, recall or other enforcement action or proceeding by FDA or other Governmental Entity responsible for regulating the pharmaceutical industry alleging that the Company is not currently in compliance with any and all applicable laws, regulations or orders; and (iv) has no Knowledge that any such Governmental Entity is considering such action described in subsection (iii) above; in each of (i) through (iv) above, except for such actions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  To the Company’s Knowledge, none of the Company Workers is or has been the subject of any of the foregoing pending or threatened actions or proceedings.

(e)                                  To the Company’s Knowledge, no data generated by it or on its behalf is the subject of any regulatory or other action, either pending or threatened, by the FDA or other Governmental Entity responsible for regulating the pharmaceutical industry relating to the truthfulness of such data.

(f)                                    To the Company’s Knowledge, it is not the subject, officially or otherwise, of any pending or threatened investigation by the FDA pursuant to its Fraud, Untrue, Material Facts, Bribery, and Illegal Gratuities Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or by the Department of Health and Human Services Office of Inspector General (“OIG“) or United States Department of Justice (“DOJ“) pursuant to the Federal Anti-Kickback Statute 42 U.S.C. Section 1320a-7(b) and the Civil False Claims Act (31 U.S.C. Section 3729 et seq.) and the regulations promulgated pursuant to such statutes.

(g)                                 To the Company’s Knowledge, neither it nor any of the Company Workers has knowingly committed any act, made any statement, or failed to make any statement, that would reasonably be expected to provide a basis for the FDA to invoke its Fraud, Untrue, Material Facts, Bribery, and Illegal Gratuities Final Policy or that would reasonably be expected to provide a basis for liability under the Federal Anti-Kickback Statute or the Civil False Claims Act and any regulations promulgated thereunder.

(h)                                 Neither the Company nor to the Company’s Knowledge, any of the Company Workers, or any licensees, licensors or assignees of the Company Intellectual Property has received any notice that the FDA or any other Governmental Entity responsible for regulating the pharmaceutical industry has initiated, or threatened in writing, or to the Company’s Knowledge, orally to initiate, suspend or terminate any Investigational New Drug Application sponsored by the Company, or to recall, suspend or otherwise restrict the manufacture of any pharmaceutical product of the Company.

(i)                                     To the Company’s Knowledge, all animal studies or other preclinical tests performed in connection with or as the basis for any regulatory approval required for the Product Candidates either (x) have been conducted in accordance, in all material respects, with applicable Good Laboratory Practice requirements contained in 21 CFR Part 58, (y) were pilot safety studies or (z) involved experimental research techniques that are not generally performed by registered GLP testing laboratories and have employed the procedures and controls generally used by qualified experts in animal or preclinical study of products comparable to those being developed by the Company.

(j)                                     To the Company’s Knowledge, there are no proceedings pending with respect to a violation by the Company of the FDCA, FDA regulations adopted thereunder or any other legislation or regulation promulgated by any other Governmental Entity responsible for regulating the pharmaceutical industry, except for such proceedings as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(k)                                  No employee of the Company is in violation of any term of any patent disclosure agreement, or to the Company’s Knowledge, any non-competition agreement or any restrictive covenant (i) in favor of the Company, or (ii) to a former employer relating to the right of any such employee to be employed because of the nature of the business conducted by the Company or to the use of trade secrets or proprietary information of others.  To the Company’s Knowledge, as of the date of this Agreement, no key employee or group of employees has any plans to terminate employment with the Company.

Section 3.6.                                   Books and Records.  The minute books and other similar records of the Company as made available to Parent and its Representatives prior to the execution of this Agreement contain a true and complete record, in all material respects as of the date of this Agreement, of all actions taken at all meetings and by all written consents in lieu of meetings of the stockholders, the board of directors and all committees of the board of directors of the Company.  The stock transfer ledger and other similar records of the Company as made available to Parent prior to the execution of this Agreement contain true and complete records, in all material respects as of the date of this Agreement, of all stock transfers related to the Company’s capital stock.  The Company has previously furnished to Parent true, complete and correct copies of the certificate of incorporation and the by-laws of the Company as in effect on the date hereof.

Section 3.7.                                   Financial Statements.  The financial statements of the Company for the years ended December 31, 2002, 2003 and 2004 (the “Audited Financial Statements“) and for the two months ended February 28, 2005 (the “Interim Financial Statements“ and, together with the Audited Financial Statements, the “Financial Statements“) included in Section 3.7 of the Company Disclosure Schedule were prepared in accordance with U.S. generally accepted accounting principles (“GAAP“) applied on a consistent basis during the periods involved and fairly present in all material respects the financial position of the Company, as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes).  The Financial Statements have been prepared from and are in accordance with the books and records of the Company, and the Company has made available to Parent true and correct copies of the auditor’s report relating to the Audited Financial Statements.

Section 3.8.                                   Absence of Undisclosed Liabilities.  Except as reflected on the balance sheet included in the Interim Financial Statements, the Company has not incurred any liability or obligation of any nature (whether direct or indirect, matured or unmatured, or absolute, accrued, contingent or otherwise) other than liabilities or obligations (other than obligations for borrowed money or in respect of capitalized leases) reasonably incurred after February 28, 2005 in the ordinary course of business in an amount in excess of $50,000 individually or $250,000 in the aggregate.  All amounts of outstanding indebtedness owed by the Company are repayable at any time without requiring the payment of any premium on the part of the Company or resulting in any penalty to the Company.

Section 3.9.                                   Absence of Certain Changes or Events.

Since January 1, 2005 through the date hereof:

(a)                                  There has not been any split, combination, redemption, subdivision or reclassification of any of the Company’s capital stock or any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, in lieu of, or in substitution for, shares of the Company’s capital stock;

(b)                                 There has not been any material increase or material modification of the compensation or benefits payable by the Company to any Company Workers or directors;

(c)                                  there has not been any change or any threat of any change in any of the Company’s relations with, or any loss or threat of loss of any of their suppliers except as has not or would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect, or any alteration in any material respect of the customary practices with respect to the payment of accounts payable of the Company;

(d)                                 the Company has not discharged or satisfied any Liens, or paid or satisfied any of their respective obligations or liabilities, (whether absolute, accrued, contingent or otherwise) other than (i) liabilities shown or reflected on the Interim Balance Sheet, or (ii) liabilities incurred in the ordinary course of business consistent with past practice and which are not in an amount in excess of $50,000 individually or $250,000 in the aggregate;

(e)                                  the Company has not failed to pay or perform, or delayed its payment or performance of, any material obligation in a manner materially inconsistent with its past practice;

(f)                                    other than as required by GAAP, there has not been any change by the Company of its method of accounting or keeping its books of account or accounting practice, including any change in any assumptions underlying or methods of calculating, any bad debt, contingency, tax or other reserves or any changes in estimates or valuations;

(g)                                 there has not been, by the Company, any disposition of or failure to keep in effect any rights in, to or for the use of any material Company Intellectual Property in North America, the European Union, Japan or Australia, which is or has been used in the ordinary course of business consistent with past practice;

(h)                                 incurred any indebtedness for borrowed money or issued any debt securities or assumed, guaranteed or endorsed, or otherwise as an accommodation become responsible for, the obligations of any Person (absolute, accrued, contingent or otherwise), or made any loans or advances except pursuant to existing lines of credit or other existing credit facilities in the ordinary course of business; and

(i)                                     the Company has not committed to any of the foregoing.

Section 3.10.                             Properties.

(a)                                  Section 3.10(a) of the Disclosure Schedule contains a true, complete and correct list (designating the relevant owners, lessors and lessees) of all equipment, fixtures and other personal property owned, leased, subleased or managed by the Company which has a net book value or commitment in excess of $10,000.  Copies of all personal property leases and bills of sale of the Company relating to the property identified on Section 3.10 of the Disclosure Schedule have been made available to Parent by the Company.

(b)                                 The Company owns outright or has good and marketable fee title to or a valid leasehold or license interest in all of its Leased Real Property, material personal assets and properties (including those reflected as assets on the balance sheet included in the Interim Financial Statements), in each case free and clear of any Lien.  The Company has all necessary personal assets, equipment and properties to engage in the business as currently conducted by the Company.

(c)                                  The Company does not hold fee simple title to any real property, and all of the estate, right, title and interest of the Company in any real property is held under the Leases.

(d)                                 Section 3.10 of the Disclosure Schedule sets forth a list of all of the written, or, to the Company’s Knowledge, oral leases, subleases or rights of occupancy pursuant to which the Company leases or subleases any real property or interest therein (collectively, as heretofore modified, amended or extended, the “Leases“), including the identification of each of the lessors thereof and the street addresses of all of the real estate demised under each of the Leases (collectively, the “Leased Real Property“).  True and correct copies of (i) any leasehold title insurance policies and commitments, surveys, licenses, certificates of occupancy, plans, specifications, and permits pertaining to the Leased Real Estate that are in the possession or control of the Company, and (ii) each of the Leases, including all amendments, modifications and extensions thereof, and all subordination, non-disturbance and/or attornment agreements related thereto, have been made available by the Company to Acquisition Corp. and Parent.  Each of the Leases is valid, binding, in full force and effect and enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).  The Company has not received any written notice of default under any Lease.  Neither the Company, nor to the Company’s Knowledge, any other party to any Lease, is in material default under any Lease and no event has occurred that with the giving of notice, the passage of time or both would constitute such a default.

(e)                                  There are no brokerage commissions or finder’s fees due from the Company (whether now or hereafter due) which are unpaid with regard to any of the Leases or the Leased Real Property.

(f)                                    No real estate is necessary for the conduct of, or is material to, the business of the Company as currently conducted.

Section 3.11.                             Receivables; Accounts Payable; Clinical Materials.

(a)                                  All receivables of the Company included in the Interim Financial Statements (i) are valid and collectible obligations (net of any reserve for collectability reflected in the Interim Financial Statements), of the respective makers thereof, (ii) were not and are not subject to any material offset or counterclaim, and (iii) have arisen from bona fide transactions by the Company in the ordinary course of their business consistent with past practice.  The Company’s receivables are reflected on the balance sheet included in the Interim Financial Statements in accordance with GAAP applied on a basis consistent with past practice.  Since the date of the Interim Financial Statements, there have not been any material write-offs as uncollectible of any of the Company’s receivables, except for write-offs in the ordinary course of business and consistent with past practice.

(b)                                 Section 3.11(b) of the Disclosure Schedule sets forth a true and correct list of each account payable of the Company (and the age of such payable), as of the second business day immediately preceding the date of this Agreement.

(c)                                  The clinical trial supply material inventory of the Company of Treanda and SDX-101 as of the date of this Agreement is described in Section 3.11(c) of the Disclosure Schedule.  All such clinical trial supply materials are of such quality as to be useable for the clinical trials for Treanda and SDX-101 contemplated as of the date of this Agreement.  As of the date of this Agreement, the Company will have sufficient clinical trial supply material inventory assuming quarantined clinical trial supply material is released to conduct a 60-patient clinical trial for Treanda and a 40-patient clinical trial for SDX-101.  The Company expects the quarantined material to be released on a timely basis.

Section 3.12.                             Contracts.

(a)                                  Section 3.12 of the Disclosure Schedule sets forth a true, correct and complete list of the following Contracts to which the Company is a party or is bound or by which the Company is affected:

(i)                                     any Contract (or group of related Contracts) which creates a future obligation on the part of the Company in excess of $50,000;

(ii)                                  any written or, to the Company’s Knowledge, oral waiver or release of the Company’s material rights against a third party since January 1, 2005;

(iii)                               any written or, to the Company’s Knowledge, oral debt instrument, including any loan agreement, line of credit, promissory note, security agreement or other evidence of indebtedness, where the Company is a lender, borrower or guarantor;

(iv)                              any Contract restricting the Company or, to the Company’s Knowledge, any of its employees from engaging in any activity or line of business or competing with any Person or limiting the ability of any Person to compete with the Company;

(v)                                 any written or, to the Company’s Knowledge, oral alliance, cooperation, joint venture, partnership or similar agreement;

(vi)                              any Contract with respect to (A) Company Intellectual Property that grants to a third party any rights to such Company Intellectual Property (B) Company Intellectual Property by which the Company has obtained rights to such Company Intellectual Property or (C) Intellectual Property, other than the Company Intellectual Property, which, pursuant to the terms thereof, requires, or may require, upon the occurrence of certain events, payments by the Company in excess of $50,000;

(vii)                           (1) any lease or any sublease (where the Company is either a lessor, lessee, sublessee or sublessor), or (2) any contract for the purchase or sale of any real estate or any interest therein (where the Company is either seller or buyer), which requires payment by the Company in excess of $50,000;

(viii)                        any employment, severance or consulting Contract which will require the payment of amounts by the Company after the date of this Agreement in excess of $50,000 per annum;

(ix)                                any Contract which, if terminated, would reasonably be expected to result in a Material Adverse Effect;

(x)                                   any Contract pursuant to which the Company is required to, or obtains rights to, undertake the development or commercialization of any pharmaceutical product;

(xi)                                any Contract which provides rights to parties other than the Company which are contingent upon a merger, consolidation or other “change-in-control” of the Company; or

(xii)                             any other Contract that (A) involves the payment or potential payment, pursuant to the terms of any such agreement, by or to the Company of more than $50,000 and (B) cannot be terminated within 60 calendar days after giving notice of termination without resulting in any cost or penalty to the Company equal to at least $50,000 individually or $250,000 in the aggregate.

(b)                                 The Contracts listed in Section 3.12(a) of the Disclosure Schedule are all the material agreements relating to the operation of the currently conducted business of the Company or to the property presently held or used by the Company or to which the Company is a party or to which it or any of its properties and assets is subject or bound.  The Company has previously made available true, complete and correct copies of all such agreements (including all amendments) to Parent (or, in the case of oral agreements only, true, complete and correct descriptions thereof have been set forth in Section 3.12(a) of the Disclosure Schedule).  Each Contract listed in Section 3.12(a) of the Disclosure Schedule is valid, binding and enforceable in accordance with its terms (except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity, regardless of whether enforcement is considered in a proceeding in equity or at law) and the Company is not or, to the Company’s Knowledge, is not alleged to be, and, to the Company’s Knowledge, no other party to any such agreement is, in default in any material respect under any such Contract and, except as contemplated by this Agreement, after the Merger all of such Contracts will remain in full force and effect, except for agreements which, by their terms (without giving effect to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby), terminate prior to the consummation of the Merger or such other Contracts the termination of which would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  No additional consideration shall be due under such contracts as a result of the Merger and the Company is not currently renegotiating any such agreement or paying liquidated damages in lieu thereof.

Section 3.13.                             Absence of Questionable Payments.  Neither the Company nor, to the Company’s Knowledge, any of its directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of the Company’s business, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to foreign or domestic government officials, candidates or members of political parties or organizations or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable foreign, federal or state law; or (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts.

Section 3.14.                             Litigation.

(a)                                  (i) (A) As of the date hereof, there are no actions, suits, arbitrations, legal or administrative proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the assets or properties of the Company and (B) there are no actions, suits, arbitrations, legal or administrative proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the assets or properties of the Company that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, (ii) neither the Company nor any of the assets or properties of the Company is the subject of any pending or, to the Company’s Knowledge, threatened investigation by any Governmental Entity, and (iii) neither the Company nor the assets, properties or business of the Company is subject to any judgment, order, writ, injunction or decree of any court, governmental agency or arbitration tribunal, other than, with respect to (ii) and (iii), any investigation, judgment, order, writ, injunction or decree that would not reasonably be expected to have a Material Adverse Effect.  The Company is not the plaintiff in any such proceeding and the Company is not contemplating commencing legal action against any other Person.

(b)                                 There are no actions, suits, arbitrations, legal or administrative proceedings pending or, to the Company’s Knowledge, threatened against any of the officers or directors of the Company for which the Company may have an obligation to provide indemnification.

(c)                                  The Company has provided Parent with a list setting forth generally a description of settlements occurring since the inception of the Company, regarding actual or threatened lawsuits (excluding workers’ compensation claims) binding on the Company.

Section 3.15.                             Compliance with Law; Authorizations.

(a)                                  To the Company’s Knowledge, it has complied, and the assets and properties of the Company are in compliance, in all material respects with, and is not in violation of, in any material respect, any law, ordinance, code or governmental rule or regulation (collectively, “Laws“) to which it or its business is subject.

(b)                                 The Company has obtained and currently holds all material licenses, permits, certificates or other governmental authorizations (collectively “Authorizations“) necessary for the ownership or use of its assets and properties and the conduct of its business.

(c)                                  The Company has complied in all material respects with, and is not in violation in any material respect of, any Authorization necessary for the ownership or use of its assets and properties or the conduct of its business as currently conducted, all Authorizations necessary for the ownership or use of its assets and properties and the conduct of its business are in full force and effect, and there are no proceedings pending or, to the Company’s Knowledge, threatened that seek the revocation, cancellation, suspension or any adverse modification of any such Authorizations presently possessed by the Company.

Section 3.16.                             Intellectual Property.

(a)                                  Section 3.16(a) of the Disclosure Schedule contains a complete and accurate list of all (1) patents, patent applications and patent disclosures issued or filed, together with all reissues, divisions, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (2) trade names, common law trademarks, common law service marks, registered trademarks, registered service marks, and applications for trademark registration or service mark registration, (3) registered and unregistered copyrights and (4) domain name registrations and websites used or held for use by the Company in the conduct of its business specifying as to each such item, as applicable (i) the owner of the item, (ii) the jurisdictions in which the item is issued or registered or in which any application for issuance or registration has been filed, (iii) the respective issuance, registration, or application number of the item, (iv) the date of application and issuance or registration of the item, the dates of any deadlines associated with any item and a brief description of the reason for such deadline.

(b)                                 Section 3.16(b) of the Disclosure Schedule contains a complete and accurate list of all material licenses, sublicenses, consents and other agreements (whether written or otherwise) (i) pertaining to any Intellectual Property used by the Company in the conduct of its business, and (ii) by which the Company licenses or otherwise authorizes a third party to use any Intellectual Property of the Company.  Neither the Company nor, to the Company’s Knowledge, any third party is in breach of or default under any such license or other agreement, and except as set forth on Section 3.16(b) of the Disclosure Schedule, each such license or other agreement is now and immediately following the Effective Time shall be valid and in full force and effect.

(c)                                  The Company owns or is licensed or otherwise has the right to use, and has the right to bring actions for the infringement or other violation of, all Intellectual Property necessary for the operation of business of the Company as it is currently conducted.

(d)                                 No claim has been made, notice given, or dispute arisen to the effect that the business operations of the Company as it is currently conducted infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any third party, or constitute unfair competition or trade practices under the laws of any jurisdiction.  The Company does not have any pending or, to the Company’s Knowledge, threatened or anticipated claims that a third party has violated or infringed any Intellectual Property of the Company.  No third party has any pending, or to the Company’s Knowledge, threatened or anticipated claims that the Company has violated or infringed any of a third party’s Intellectual Property rights.  The Company has not given any indemnification, release or covenant to any third party against infringement of such Intellectual Property of the Company.

(e)                                  All of the items listed in Section 3.16(a) of the Disclosure Schedule are valid and in full force, are held of record in the name of the Company free and clear of all liens, encumbrances and other claims, and are not the subject of any cancellation or reexamination proceeding or any other proceeding challenging their extent or validity.  The Company is the applicant of record in all patent applications, and applications for registration of Intellectual Property rights indicated in Section 3.16(a) of the Disclosure Schedule, and no opposition, extension of time to oppose, interference, rejection, or refusal to register has been received in connection with any such application.

(f)                                    To the Company’s Knowledge, none of the material trade secrets, know-how or other confidential or proprietary information of the Company has been disclosed to any Person unless such disclosure was necessary and made pursuant to an appropriate confidentiality agreement.

Section 3.17.                             Tax Matters.

(a)                                  (i) the Company has timely filed all Tax Returns required to be filed by it; (ii) all such Tax Returns are true, complete and accurate in all material respects and all Taxes required to be paid (whether or not shown on such Tax Returns) or otherwise due have been timely paid; (iii) the Company has not waived or has been requested in writing to waive (or agreed to any extension of) any limitations period in respect of Taxes that is currently in effect; (iv) no adjustment relating to such Tax Returns has been proposed in writing by any Tax authority (insofar as it relates to the activities or income of the Company); (v) there are no pending or, to the Company’s Knowledge, threatened actions or proceedings for the assessment or collection of Taxes against the Company; (vi) the Company is not a party to any Tax sharing or Tax allocation agreement, and has no obligation under any Tax indemnity arrangement; (vii) there are no liens for Taxes upon the assets of the Company (other than liens for property taxes not yet due and payable); (viii) all Taxes which the Company is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, or reserved against and entered on the books of the Company in accordance with GAAP; and (ix) the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(b)                                 The Company (i) has not agreed to and is not required to make any adjustment pursuant to Section 481(a) of the Code, (ii) has no Knowledge that the Internal Revenue Service (“IRS“) has proposed any such adjustment or change in accounting method with respect to the Company, and (iii) does not have any application pending with the IRS or any other tax authority requesting permission for any change in accounting method.

(c)                                  (i) The Company is not currently the subject of any audit or examination with respect to Taxes, (ii) there are no written requests for information from any Tax authority currently outstanding that could affect the Taxes of the Company, (iii) there are no proposed reassessments in writing of any property owned by the Company that could increase the amount of any Tax to which the Company would be subject, and (iv) no power of attorney that is currently in force has been granted by the Company with respect to any matter relating to Taxes.

(d)                                 The Company has delivered or made available to Parent correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company for the past five taxable years.

(e)                                  Except in respect of the affiliated, consolidated, combined, unitary or similar group of which the Company currently is a member, the Company (i) is not and has not been a member of an affiliated group (within the meaning of Section 1504(a)(1) of the Code) or (ii) has not filed or been required to file or been included on or required to be included on a consolidated federal income tax return or a state Tax Return on a consolidated, combined or unitary basis.

(f)                                    The Company is not a party (other than as an investor) to any industrial development bond.

(g)                                 The Company has not engaged in any reportable transaction within the meaning of Treas.Reg. §1.6011-4(b).

Section 3.18.                             Employee Benefit Plans.

(a)                                  Section 3.18(a) of the Disclosure Schedule contains a complete and accurate list and description of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA“)) (sometimes referred to as “Pension Plans“), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) (sometimes referred to as “Welfare Plans“) and all other Benefit Plans (together with the Pension Plans and Welfare Plans, the “Plans“) maintained, or contributed to, since the Company’s inception by the Company or any Person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (the Company and each such other Person, a “Commonly Controlled Entity“) for the benefit of any current or any former employees, officers, consultants or directors of the Company.  The Company has made available to Parent true, complete and correct copies of (i) each Plan, (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Plan (if any such report was required), (iii) the most recent summary plan description for each Plan for which a summary plan description is required, (iv) each trust agreement and group annuity contract relating to any Plan, (v) the most recent actuarial report, if applicable, with respect to each Plan and (vi) all material correspondence with the IRS or the United States Department of Labor relating to any outstanding controversy or audit.  Each Plan has been administered in accordance with its terms in all material respects.  The Company and all Plans are in compliance in all material respects with applicable provisions of ERISA and, with respect to the Plans, the Code.

(b)                                 All Pension Plans that are intended to be qualified under Section 401(a) of the Code have been the subject of determination, opinion, notification or advisory letters from the IRS to the effect that such Pension Plans are so qualified and are exempt from Federal income taxes under Section 501(a) of the Code, and no such determination letter has been revoked nor has any event occurred or in the case of any amendment required by law, failed to occur, since the date of such Plan’s most recent determination letter that could reasonably be expected to adversely affect its qualification.

(c)                                  Neither the Company nor any Commonly Controlled Entity has at any time since the Company’s inception, maintained, contributed to or been obligated to contribute to any Plan that is subject to Title IV of ERISA including any multi-employer plan (as defined in Section 3(37) of ERISA).

(d)                                 The Company has no liability or obligation under any Welfare Plan to provide life insurance or medical or health benefits after termination of employment to any employee or dependent other than (i) as required by Part 6 of Title I of ERISA or (ii) the full cost of which is borne by the employee or dependent.  No Plan that provides health or medical benefits is self-insured, and no claims for such benefits could result in a material liability to the Company, the Surviving Corporation or Parent.

(e)                                  Except as provided by this Agreement or as set forth in Section 3.18(d) of the Disclosure Schedule, no employee of the Company will be entitled to any additional compensation or benefits or any acceleration of the time of payment or vesting of any compensation or benefits under any Plan as a result of the transactions contemplated by this Agreement.

(f)                                    Neither the Company nor any Plan has engaged in any non-exempt prohibited transactions under ERISA.

(g)                                 There is no proceeding or other claim, action (other than claims for benefits in the normal operations of the Benefit Plans), suit or proceeding, or to the Company’s Knowledge, investigation by any governmental or regulatory authority, against or involving any Benefit Plan or asserting any right or claim to benefits which if adversely determined could reasonably be expected to result in any material liability to the Company, the Surviving Corporation or the Parent.

(h)                                 All material contributions, premiums and other payments required by law or any Plan to have been made under any such Plan or agreement to any fund, trust or account established thereunder or in connection therewith have been made by the due date thereof and if not yet due and payable, have been properly accrued.

(i)                                     Without limiting any other provision of this Section 3.18, no event has occurred and no condition exists, with respect to any Plan (whether or not maintained by the Company or the Surviving Corporation), that has subjected or could subject the Company,  the Surviving Corporation or Parent, or any Plan or any successor thereto, to any material tax, fine, penalty or other liability (other than, in the case of the Company and the Plans, a liability arising in the normal course to make contributions or payments, as applicable, when ordinarily due under a Plan with respect to employees or former employees of the Company).  No event has occurred and no condition exists, with respect to any Plan that could subject Parent or any of its Affiliates, or any plan maintained by Parent or any Affiliate thereof, to any material tax, fine, penalty or other liability, that would not have been incurred by Parent or any of its Affiliates, or any such Plan, but for the transactions contemplated hereby.  No employee benefit plan other than a Plan maintained or sponsored by the Company is or will be directly or indirectly binding on the Surviving Corporation solely by virtue of the transactions contemplated hereby.  Parent, and its Affiliates, including on and after the Closing, the Surviving Corporation, shall have no material liability for, under, with respect to or otherwise in connection with any employee plan, which liability arises under ERISA or the Code, by virtue of the Company being aggregated in a controlled group or affiliated service group with any Commonly Controlled Entity for purposes of ERISA or the Code at any relevant time prior to the Closing.  Each Plan may be amended and terminated in accordance with its terms.  As of the Effective Time, no Plan will have any participants who are not employees, former employees or beneficiaries of employees or former employees of the Company.

Section 3.19.                             Employee Compensation.  Section 3.19 of the Disclosure Schedule contains a complete and accurate list of the titles and current annual salary rates of and bonuses paid or payable to all present officers and employees, and independent contractors and consultants who are used in the operations of the Company’s business (collectively, “Company Workers“) and who are material to the operations of the Company’s business or who receive compensation in an amount equal to at least $25,000 per annum.

Section 3.20.                             Employees.

(a)                                  (i) The Company has complied in all material respects with all applicable laws, rules and regulations respecting employment and employment practices, terms and conditions of employment, wages and hours, and the Company is not liable for any arrears of wages or any taxes or penalties for failure to comply with any such laws, rules or regulations; (ii) the Company believes that its relations with its employees is satisfactory; (iii) there are no documented controversies pending or, to the Company’s Knowledge, threatened between the Company and any of their respective employees; (iv) the Company is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company, nor, to the Company’s Knowledge, are there any activities or proceedings of any labor union to organize any such employees; (v) there are no unfair labor practice complaints pending or, to the Company’s Knowledge, threatened against the Company before the National Labor Relations Board or any current union representation questions involving employees of the Company; (vi) there is no strike, slowdown, work stoppage or lockout existing, or, to the Company’s Knowledge, threatened, by or with respect to any employees of the Company; (vii) no charges are pending or to the Company’s Knowledge threatened before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices with respect to the Company; (viii) there are no claims pending against the Company before any workers’ compensation board; and (ix) the Company has not received written, or to the Company’s Knowledge, oral notice that any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws intends to conduct an investigation of or relating to the Company and, to the Company’s Knowledge, no such investigation is in progress.

(b)                                 The Company has properly classified for all purposes (including, for all Tax purposes and for purposes of determining eligibility to participate in any employee benefit plan) all employees, leased employees, consultants and independent contractors, and has withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by such persons to the Company except any failures to do so that would not, individually or in the aggregate, be reasonably expected to result in any material liability.

(c)                                  Every Company Worker has executed a proprietary information agreement in substantially the form of one of the agreements attached as Exhibit H hereto which is currently in full force and effect and enforceable against such Company Worker.

Section 3.21.                             Environmental Laws.  To the Company’s Knowledge, the Company is not in material violation of any Environmental Law to which it or its assets, properties, personnel or business are subject, and the Company has no Knowledge of any circumstances or conditions existing that may prevent or interfere with such compliance in the future.  There is no Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company.  To the Company’s Knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents taken or caused by the Company, or, to the Company’s Knowledge, any other Person, including the release, emission, discharge, storage, transportation, generation, presence or disposal of any Hazardous Substance that could reasonably be expected to result in any material Environmental Claim against the Company.  The Company has provided Parent with true and correct copies of all material surveys, reports, assessments, audits, evaluations or other documents relating to the release, presence, migration or disposal of any Hazardous Substance or compliance with Environmental Laws by the Company in the possession or control of the Company.

Section 3.22.                             Insurance.  The Company previously has made available to Parent a complete and accurate list of all liability, property, workers’ compensation, directors’ and officers’ liability, “key man” life and other insurance policies in effect that are owned by the Company, or, to the Company’s Knowledge, under which the Company is a named insured.  Those policies and the coverage thereunder are in full force and effect, and all premiums due and payable thereon have been paid in accordance with their terms.  The Company has not referred any loss or received notice of any claim that would have been covered by insurance but for the failure to provide the insurer of adequate notice.  The business of the Company are adequately insured against loss or damage in kind and in an amount customarily obtained by similar businesses.

Section 3.23.                             Bank Accounts, Letters of Credit and Powers of Attorney.  Section 3.23 of the Disclosure Schedule contains a complete and accurate list of (a) all bank accounts, lock boxes and safe deposit boxes relating to the business and operations of each of the Company (including the name of the bank or other institution where such account or box is located and the name of each authorized signatory thereto), (b) all outstanding letters of credit issued by financial institutions for the account of the Company (setting forth, in each case, the financial institution issuing such letter of credit, the maximum amount available under such letter of credit, the terms (including the expiration date) of such letter of credit and the party or parties in whose favor such letter of credit was issued) and (c) the name and address of each Person who has a power of attorney to act on behalf of the Company.  The Company has made available to

Parent true, correct and complete copies of each letter of credit and each power of attorney described on Section 3.23 of the Disclosure Schedule.

Section 3.24.                             No Adverse Development.  Since January 1, 2005 there has been no event, circumstance, state of affairs, condition or development except as has not or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.25.                             Transactions with Affiliates.  Except for transactions including the compensation of employees pursuant to the arrangements listed in Section 3.12 of the Disclosure Schedule, every transaction between the Company and any of its Affiliates or their “associates” (as such term is defined in the rules and regulations of the SEC), which is currently in effect is set forth on Section 3.25 of the Disclosure Schedule and, except as noted in Section 3.25 of the Disclosure Schedule, each such agreement set forth in such Schedule shall terminate on the Effective Time.

Section 3.26.                             Relationship with Suppliers.  The Company has not received any written or, to the Company’s Knowledge, oral communication or notice of any fact, event or action, from, and to the Company’s Knowledge, there has not occurred or been threatened any action by, any supplier or any group of suppliers with whom the Company has a Contract disclosed on Section 3.12 of the Disclosure Schedule stating that such supplier or group of suppliers has substantially reduced or will substantially reduce, the delivery of products at any time or will otherwise materially and adversely modify its business relationship with the Company.

Section 3.27.                             Brokers.  Except for SG Cowen & Co., LLC, whose fees, commission and expenses are the sole responsibility of the Company, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Company directly with Parent and Acquisition Corp. without the intervention of any Person on behalf of the Company in such manner as to give rise to any valid claim by any Person against Parent, Acquisition Corp., the Company for a finder’s fee, brokerage commission or similar payment.

Section 3.28.                             Product Liability.

(a)                                  Section 3.28(a) of the Disclosure Schedule sets forth a summary of each Product Liability Claim (as defined below) in excess of $10,000 paid by or on behalf of the Company during the past three fiscal years, and each outstanding Product Liability Claim made during that same period in excess of $10,000.  To the Company’s Knowledge, there are no design or manufacturing defects in products manufactured or utilized in clinical trials prior to date of this Agreement that would result in any liability, cost or expense of Parent or the Surviving Corporation in respect of such products, and each product manufactured, utilized in clinical trials or delivered by the Company prior to the date of this Agreement has, to the Company’s Knowledge, been manufactured, utilized or delivered in such a manner as not to result in any liability, cost or expense of Acquisition Corp. or the Company with respect to such product and in conformity with all applicable contractual commitments and all express and implied warranties.  For purposes of this Section 3.28, the term “Product Liability Claim“ shall mean any claim arising out of any injury to an individual or property as a result of the ownership, possession, or use of any clinical trial run by the Company or on behalf of the Company or product manufactured, utilized in clinical trials or delivered by the Company.

(b)                                 Since the Company’s inception, there have been no recalls of any product arising out of or related to a defect in any product manufactured, utilized by the Company.

Section 3.29.                             Disclosures.  No representation or warranty made by Company in this Agreement or in any Collateral Document, to the extent that the Company is a party thereto, nor any statement or disclosure in the Disclosure Schedule contains any untrue statement of material fact or omits any material fact necessary to make the statements contained herein or therein not misleading.

ARTICLE IV                             REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION CORP.

Parent and Acquisition Corp. each represent and warrant to the Company as follows:

Section 4.1.                                   Organization.  Each of Parent and Acquisition Corp. is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to enter into and perform this Agreement and the transactions contemplated hereby to be performed by it.

Section 4.2.                                   Corporate Authority.  Each of Parent and Acquisition Corp. has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by Parent and Acquisition Corp. and the consummation by Parent and Acquisition Corp. of the transactions contemplated hereby have been duly authorized and approved on the part of Parent and Acquisition Corp. by all necessary corporate action and, except for the filing of the Certificate of Merger pursuant to the DGCL, no other corporate proceedings on the part of either Parent or Acquisition Corp. are necessary to authorize this Agreement or the transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by each of Parent and Acquisition Corp.  Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement is the legal, valid and binding obligation of each of Parent and Acquisition Corp. enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

Section 4.3.                                   No Conflicts; Governmental Requirements.  (a) The execution, delivery and performance by each of Parent and Acquisition Corp. of this Agreement and the consummation of the Merger do not, and will not, (i) violate or conflict with any provision of the certificate of incorporation or by-laws of either Parent or Acquisition Corp., (ii) violate any law, rule, regulation, ordinance or applicable constitution or order, writ, injunction, judgment, award, restriction, ruling or decree of any court, arbitrator or federal, state, local or foreign governmental or regulatory entity (or any department, agency, authority or political subdivision thereof) applicable to Parent or Acquisition Corp. or the transactions contemplated hereby, or (iii) result in a violation or breach of, conflict with, or constitute a default (or an event which might, with the passage of time or the giving of notice, or both, constitute a default) under, or result in or give rise to any right of termination, modification, cancellation or acceleration, or require any consent, approval or notice under, any material note, bond, indenture, license, lien, franchise, mortgage, loan or credit agreement, contract, agreement, lease, permit, guaranty or other agreement, instrument or obligation to which Parent or Acquisition Corp. is a party or by which any of its assets or properties of Parent or Acquisition Corp.’s may be bound except, in the case of clauses (ii) or (iii) of this Section 4.3, for any violation, breach, conflict, default, right or lack of consent, approval or notice that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent and Acquisition Corp. taken as a whole.

Except for (i) the filing of a premerger notification report by Parent under the HSR Act, (ii) the filing of the Certificate of Merger pursuant to the DGCL and (iii) any other consents, approvals, authorizations, permissions, notices or filings which if not obtained or made would not (individually or in the aggregate), reasonably be expected to have a material adverse effect on the Surviving Corporation or materially delay or hinder or render unlawful the consummation of the Merger or other transactions contemplated by this Agreement, or (iv) consents, approvals, authorizations, permissions, notices or filings which have heretofore been obtained or made, as the case may be, by Parent or Acquisition Corp., are in full force and effect and copies of which have been provided to the Company, the execution and delivery of this Agreement by each of Parent and Acquisition Corp. does not and the performance by Parent and Acquisition Corp. of this Agreement will not, require any consent, approval, authorization or permission of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign.

Section 4.4.                                   Brokers.  Except for Deutsche Bank Securities Inc., whose fees, commission and expenses are the sole responsibility of Parent, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Parent directly with the Company without the intervention of any Person on behalf of Parent in such manner as to give rise to any valid claim by any Person against Parent, Acquisition Corp., or the Company for a finder’s fee, brokerage commission or similar payment.

Section 4.5.                                   Financing.  Parent has available and will have available at the Effective Time sufficient cash in immediately available funds to make the payments required by Article II of this Agreement, including the Earn Out Payments, if any.

ARTICLE V                                 COVENANTS AND ADDITIONAL AGREEMENTS.

Section 5.1.                                   Conduct of Business.  The Company covenants and agrees that at all times from and after the date of this Agreement until the Effective Time (except as expressly contemplated or permitted by this Agreement, or to the extent that Parent otherwise shall consent in writing):

(a)                                  The Company shall conduct its business only in, and shall not take any action except in, the ordinary course of business consistent with past practice or in accordance with the Company’s aggregate budget for the period through the Effective Time attached hereto as Section 5.1 of the Disclosure Schedule (the “Aggregate Budget“) and shall not spend or agree to spend any money outside of the Aggregate Budget without Parent’s prior written consent.

(b)                                 Without limiting the generality of paragraph (a) of this Section 5.1, (i) the Company shall use its reasonable efforts, in accordance with the Budget, to preserve intact its present business organization and reputation, to keep available the services of its key officers and employees, to maintain its assets and properties in good working order and condition, ordinary wear and tear excepted, to maintain insurance on its tangible assets and businesses in such amounts and against such risks and losses as are currently in effect, to preserve its relationship with material customers and suppliers and others having significant business dealings with them and to comply in all material respects with all Laws and orders of all governmental or regulatory authorities applicable to any of them, and (ii) the Company shall not:

(1)                                  amend or propose to amend its certificate of incorporation or by-laws except for amendments required by this Agreement;

(2)                                  (w) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, (x) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (y) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a merger, consolidation, restructuring, recapitalization or other reorganization (other than the approvals of the Merger required by the DGCL and this Agreement) or (z) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any option with respect thereto (except for repurchases pursuant to outstanding agreements);

(3)                                  issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any option, warrant or similar right with respect thereto other than upon exercise or conversion of an Option, a Warrant or Preferred Stock outstanding on the date of this Agreement;

(4)                                  acquire (by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than the acquisition of assets in the ordinary course of business consistent with past practice;

(5)                                  except to the extent required by applicable law, (x) permit any change in (A) any pricing, marketing, purchasing, investment, accounting, financial reporting, inventory, credit, allowance or tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or

(y) make any material tax election or settle or compromise any material income tax liability with any governmental or regulatory authority;

(6)                                  except as otherwise provided in this Agreement, (x) except to the extent such incurrence would not be in violation of or require disclosure pursuant to the terms of this Agreement, incur (which shall not be deemed to include entering into credit agreements, lines of credit or similar arrangements until borrowings are made under such arrangements) any indebtedness for borrowed money or guarantee any such indebtedness or (y) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money;

(7)                                  except for the actions with respect to stock options and the Company Stock Plan expressly provided for in this Agreement, and except for the agreements to be terminated and entered into pursuant to Section 5.8 and except as required by law, enter into, adopt, amend in any material respect or terminate (other than in accordance with its terms) any Benefit Plans or other agreement, arrangement, plan or policy between the Company and one or more of its directors, officers, employees or consultants, or increase in any manner the compensation or fringe benefits of any director, officer, employee or consultant or pay any benefit not required by any plan or arrangement in effect as of the date hereof;

(8)                                  except for the amendments to the Options, the Company Stock Plan and the Warrant Agreements expressly provided for in this Agreement, enter into any contract or amend or modify any existing contract, or engage in any new transaction outside the ordinary course of business consistent with past practice or not on an arm’s length basis, with any Affiliate of the Company;

(9)                                  waive or agree to any extension of any limitations period in respect of Taxes;

(10)                            take any action or omit to take any action which would result in a breach, violation or inaccuracy of any representation, warranty, covenant or agreement of the Company made in this Agreement;

(11)                            enter into any contract or agreement which would require the consent of the other party thereto to consummate the transactions contemplated hereby;

(12)                            enter into, terminate or, other than in the ordinary course of business, amend, any lease or sublease of any real property or purchase or sell any real property or any interest therein; or

(13)                            enter into any contract, agreement, commitment or arrangement to do or engage in any of the foregoing.

(c)                                  Subject to applicable law, until the Effective Time, the Company shall (i) confer on a regular and frequent basis with Parent and/or its Affiliates with respect to its business and operations and other matters relevant to the Merger, provided that, in no event shall Parent direct or advise the Company with respect to the business or the operations of the Company, and (ii) promptly advise Parent, in writing, of any change or event, including any communication with the FDA, any communication regarding a license or sublicense, any complaint, investigation or hearing by any Governmental Entity (or communication indicating the same may be contemplated) or the institution or threat of litigation, except for any change or event that would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to consummate the transactions contemplated hereby.

Section 5.2.                                   No Solicitations.  Until the Effective Time, the Company shall not authorize or permit any officer, director, employee, investment banker, financial advisor, attorney, accountant or other agent or representative (each, a “Representative“) retained by or acting for or on behalf of the Company to, directly or indirectly, initiate, solicit, encourage, or, participate in any negotiations regarding, furnish any confidential information in connection with, endorse or otherwise cooperate with, assist, participate in or facilitate the making of any proposal or offer for, or which may reasonably be expected to lead to, an Acquisition Transaction, by any Person, or group (a “Potential Acquiror“).  The Company shall promptly inform Parent, orally and in writing, of the material terms and conditions of any proposal or offer for, or which may reasonably be expected to lead to, an Acquisition Transaction that it receives and the identity of the Potential Acquiror.  The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted on or prior to the date of this Agreement heretofore with respect to any Acquisition Transaction.  As used in this Agreement, “Acquisition Transaction“ means any merger, consolidation or other business combination involving the Company, or any acquisition in any manner of all or a substantial portion of the equity of, or all or a substantial portion of the assets of, the Company, whether for cash, securities or any other consideration or combination thereof, other than pursuant to the transactions contemplated by this Agreement.

Section 5.3.                                   Access to Information; Confidentiality.

(a)                                  The Company shall, throughout the period from the date hereof to the Effective Time, (i) provide Parent and its Affiliates and their respective Representatives with full access, upon reasonable prior notice, during normal business hours to all officers, employees, agents, accountants and customers of the Company, and their respective assets, properties, books and records and (ii) furnish promptly to such persons (x) a copy of each report, statement, schedule and other document filed or received by the Company pursuant to the requirements of federal or state securities laws or filed with any other governmental or regulatory authority, and (y) all other information and data (including copies of contracts, Benefit Plans and other books and records) concerning the business, employees and operations of the Company (including product development) as Parent or any of such other persons reasonably may request.  No investigation pursuant to this paragraph or otherwise shall affect any representation or warranty contained in this Agreement or any condition to the obligations of the parties hereto.

(b)                                 Until the Effective Time, Parent will hold, and will use its best efforts to cause its Affiliates and their respective Representatives to hold, in strict confidence, unless (i) compelled to disclose by judicial or administrative process or by other requirements of applicable laws of governmental or regulatory authorities (including in connection with obtaining the necessary approvals of this Agreement or the transactions contemplated hereby of governmental or regulatory authorities); provided that to the extent reasonably practicable Parent shall provide the Company with reasonable notice of such compelled disclosure, or (ii) disclosed in an action or proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the Company furnished to it by the Company or its Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (w) known by Parent, any of its Affiliates or any of their respective Representatives prior to disclosure by the Company or its Representatives, (x) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of Parent and its Representatives, (y) later acquired by Parent, any of its Affiliates or any of their respective Representatives from another source if Parent, such Affiliate or such Representative is not aware that such source is under an obligation to the Company to keep such documents and information confidential or (z) independently developed by Parent or any of its Affiliates.  In the event that this Agreement is terminated without the transactions contemplated hereby having been consummated, upon the request of the Company, Parent will, and will cause its Representatives to, promptly redeliver or cause to be redelivered all copies of documents and information furnished by the Company or its Representatives to Parent, its Affiliates and their Representatives in connection with this Agreement or the transactions contemplated hereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by Parent or its Representatives.

Section 5.4.                                   Meeting of Stockholders.  The Company shall take all action necessary to, duly call, give notice of, convene and hold a meeting of or solicit proxies or written consents from its stockholders for the purpose of voting on (i) the adoption of this Agreement and (ii) the taking of such additional corporate actions as Parent reasonably may request or as may be necessary or appropriate for the consummation of the Merger and the other transactions contemplated by this Agreement and the fulfillment of the Company’s obligations under Section 262 of the DGCL to cause the exercise or waiver by the holders of the Company Capital Stock of their appraisal rights under Section 262 of the DGCL, whether or not the Board of Directors of the Company modifies or withdraws its approval of this Agreement, its declaration of its advisability or its recommendation that the stockholders adopt it.  The Company shall take these actions as soon as reasonably practicable after the date hereof.

Section 5.5.                                   Regulatory and Other Approvals.  Company and Parent shall make all necessary initial HSR filings as promptly as practicable but in no event more than five (5) business days following the execution of this Agreement.  Subject to the terms and conditions of this Agreement, each of the Company and Parent will use all commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable to, as promptly as practicable, (i) obtain all consents, approvals or actions of, make all filings with and give all notices to governmental or regulatory authorities or any other public or private third parties required of Parent or the Company to consummate the Merger and the other matters contemplated hereby, and (ii) provide such other information and communications to such governmental or regulatory authorities as the other party or such governmental or regulatory authorities may reasonably request.  In addition to and not in limitation of the foregoing, each of the parties will (x) take promptly all actions necessary to make the filings required of Parent and the Company or their Affiliates under the HSR Act and under any similar or comparable foreign antitrust statute or regulation, (y) request early termination with the Federal Trade Commission (the “FTC“) and comply at the earliest practicable date with any request for additional information received by such party or its Affiliates from the FTC or the Antitrust Division of the Department of Justice (the “Antitrust Division“) pursuant to the HSR Act or from similar or comparable foreign governmental authorities, and (z) cooperate with the other party in connection with such party’s filings under the HSR Act and comparable foreign statutes and in connection with resolving any investigation or other inquiry concerning the Merger or the other matters contemplated by this Agreement commenced by the FTC, the Antitrust Division, or state attorneys general or comparable foreign authorities.  Each party shall give the other party reasonably prior notice of any communication with or any proposed communication, understanding or agreement with any governmental or regulatory authority with respect to the transactions contemplated by this Agreement.  None of the parties shall independently participate in any meeting, or engage in any substantive conversation, with any such governmental or regulatory authority in respect of any filings or inquiry without giving the other party prior notice of the meeting and, unless prohibited by such governmental or regulatory authority, the opportunity to attend and/or participate.  Notwithstanding the foregoing, neither Parent nor any of its Affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, assets or product lines or that otherwise could materially adversely affect Parent or its Affiliates.

Section 5.6.                                   Notice and Cure.  Each party to this Agreement agrees that it shall promptly notify in writing the other party hereto if such notifying party becomes aware of any breach of, or inaccuracy in, or of any facts or circumstances constituting or resulting in the breach of, or inaccuracy in, any representation, warranty or covenant of such notifying party, and such notifying party shall contemporaneously provide the other with true and complete copies of any and all information or documents relating to, and will use commercially reasonable efforts to cure before the Effective Time, any event, transaction or circumstance occurring after the date of this Agreement that causes or will cause any such covenant or agreement under this Agreement to be breached or that renders or will render untrue any such representation or warranty contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance.  No notice given pursuant to this Section 5.6 shall have any effect on (i) the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or (ii) any right to indemnity hereunder.

Section 5.7.                                   Company Stock Plan; Warrants.  The Company shall take or cause to be taken, including as appropriate by its Board of Directors or the appropriate committee thereof, by all steps necessary, if any, to give effect to the provisions of Sections 2.1(e) and (f).

Section 5.8.                                   Termination of Contracts.  As of the date hereof, the Company has taken all action and obtained all consents and releases required to terminate, as of the Effective Time, the agreements listed on Schedule 5.8 without liability to the Company following the Effective Time, and such consents, releases and terminations remain in full force and effect.

Section 5.9.                                   Fulfillment of Conditions.  Subject to the terms and conditions of this Agreement, each of Parent and the Company will take or cause to be taken all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the other’s obligations contained in this Agreement and to consummate and make effective the transactions contemplated by this Agreement, and neither the Company nor Parent will, take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition.

Section 5.10.                             Additional Covenants.  Each of the holders of Company Capital Stock agrees by adopting this Agreement that the amounts payable to such holder set forth on Exhibit F and other information set forth on Exhibit F is the full payment of the Company’s obligation for the Company Common Stock and under the applicable Preferred Stock and that the Company and the Surviving Corporation shall thereafter be fully and unconditionally released from all obligations under the Company Capital Stock with no further liability on the part of the Company or the Surviving Corporation.

Section 5.11.                             Lessor Estoppel Certificates.  Upon the execution of this Agreement, the Company shall exercise all commercially reasonable efforts to obtain and to deliver to Acquisition Corp. and Parent prior to Closing estoppel certificates (such estoppel certificates not to be conditioned upon any increased rental, other payment, reduced term or other change of lease terms) in a form reasonably acceptable to Acquisition Corp. and Parent from the lessor under each of the Leases (collectively, the “Lessor Estoppels“).

Section 5.12.                             Director and Officer Indemnity.

(a)                                  From and after the Effective Time, Parent and Surviving Corporation agree to indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, all past and present directors of the Company and any person who becomes an officer or director of the Company after the date hereof but prior to the Effective Time to the same extent as such persons are indemnified as of the date of this Agreement pursuant to the Amended and Restated Certificate of Incorporation of the Company, dated March 30, 2004 and the by-laws of the Company as in effect on the date hereof, for acts or omissions occurring at or prior to the Effective Time (including claims for indemnification related to acts or omission taken in connection with the consideration and approval of the transaction contemplated by this Agreement).  The indemnification provided by this Section 5.12 shall not apply in connection with any claim by an Indemnified Party against a Stockholder pursuant to Article VII of this Agreement.

(b)                                 At the Effective Time and for a period of six (6) years from the Effective Time, the Surviving Corporation shall cause to be maintained in effect in the certificate of incorporation and bylaws (and other comparable charter documents) of it or any successor of it, provisions with respect to exculpation, indemnification and advancement of expenses that are at least as favorable to the intended beneficiaries as those presently contained in the certificate of incorporation and by-laws of the Company in effect immediately prior to the Effective Time to the extent permitted by law.

(c)                                  At the Effective Time and for a period of six (6) years from the Effective Time, Parent shall, or shall cause the Surviving Corporation to obtain and maintain in effect standard “run off” policies of directors’ and officers’ liability insurance for the benefit of the present and former officers (and any other individual covered by such insurance as of the date hereof) and the present and former directors of the Company in an aggregate coverage amount not less than what the Company currently has in place and on terms and conditions which shall, in all material respects, not be less favorable to the indemnified parties than under the Company’s current directors’ and officers’ liability insurance policy covering such parties so long as the premium for such tail insurance is no more than $60,000, and if such coverage amount shall not be available for such premium, then the Surviving Corporation shall cause to be maintained such a policy with the maximum coverage available for such premium amount in order to provide to the extent practicable, the same amount of coverage with respect to the parties to be indemnified as coverage with respect to the present and former officers and directors of Parent and any of it Subsidiaries.

(d)                                 The rights of each indemnified party hereunder shall be in addition to, and not in limitation of, any other rights such indemnified party may have under the certificate of incorporation or by-laws of the Company, any employment agreement or indemnification agreement in effect as of the date of the date hereof, the DGCL or otherwise.  The provisions of this Section 5.12 shall survive the consummation of the Merger.

(e)                                  If Parent or Surviving Corporation or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Parent or Surviving Corporation, as applicable, will cause proper provision to be made so that the successors and assigns of Parent or Surviving Corporation, as applicable, shall assume the obligations set forth in this Section 5.12.

(f)                                    The provisions of this Section 5.12 are expressly intended to be for the benefit of, and shall be enforceable by, each indemnified party and his or her heirs, estates and personal representatives.

Section 5.13.                             Employee Benefits.

(a)                                  Each of Parent and Surviving Corporation agrees that from and after the Effective Time, it shall assume and honor the severance and change of control obligations in employment agreements or offer letters for the individuals set forth on Schedule 5.13(a) in accordance with their respective terms as in effect as of the date of this Agreement.

(b)                                 At the Effective Time and for a period of three (3) months from the Effective Time, Parent and/or Surviving Corporation shall maintain employee benefit plans (other than equity related plans) for the benefit of employees of the Company immediately prior to the Effective Time that provide substantially comparable benefits in the aggregate as are currently provided to employees of the Company as of the date of this Agreement.  Nothing herein shall affect the employment status of any employee of the Company, which will continue to be “at-will” and Parent may terminate (or cause to be terminated) the employment of any employee of the Company at any time following the Effective Time, for any reason or no reason.

(c)                                  Parent shall provide severance to the employees of the Company in accordance with the Schedule 5.13(c).

(d)                                 Each of Parent and Surviving Corporation agrees that from and after the Effective Time, it shall assume and honor the special Treanda bonus program approved by the compensation committee of the Company’s Board of Directors on September 30, 2004, the terms of which are set forth on Schedule 5.13(d).  So long as the first patient dosing in the SDX-105-03 clinical trial (the “Trial Event“) occurs on or prior to November 30, 2005, each of Parent and Surviving Corporation further agree to pay all amounts due pursuant to such Treanda bonus program to each participant in such Treanda bonus program who was a non-executive employee at the Closing whether or not such employee is employed by Parent or Surviving Corporation (“Bonus Participants“) upon the occurrence of the Trial Event, unless such non-executive employee voluntarily resigns from the Surviving Corporation prior to the occurrence of the Trial Event; provided, however that if the Trial Event does not occur on or prior to November 30, 2005 primarily as a result of a delay caused by Parent or Surviving Corporation (other than delays resulting from regulatory, safety or quality issues outside of the control of Parent or Surviving Corporation), the Parent and Surviving Corporation will pay all amounts due pursuant to the Treanda bonus program to Bonus Participants, other than those Bonus Participant that have voluntarily resigned prior to November 30, 2005.  A table listing the Bonus Participants as of Closing and the cash bonus payments to be awarded to each Bonus Participant under the program will be attached to Schedule 5.13(d) at Closing.

ARTICLE VI                             CONDITIONS TO CLOSING.

Section 6.1.                                   Conditions to the Obligations of Parent and Acquisition Corp.  The obligation of Parent and Acquisition Corp. to effect the Merger, is subject to the fulfillment on or prior to the Closing Date of each of the following conditions (all or any of which, other than Sections 6.1(d) and (f), may be waived by Parent in its sole discretion):

(a)                                  Performance of Obligations; Representations and Warranties.  The Company shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement that are required to be performed or complied with by it prior to or at the Closing Date, and, each of the Company’s representations and warranties contained in Article III of this Agreement shall be true and correct in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) as of the Closing Date as though made on and as of the Closing Date or in the case of representations and warranties made as of a specified date earlier than the Closing Date, shall have been true and correct in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) on and as of such date and the Company shall have delivered to Parent a certificate, dated the Closing Date executed on behalf of the Company by its Chairman, President or a Vice President, to such effect.

(b)                                 Resignations.  Parent shall have received the written resignation from all offices listed of the individuals set forth on Exhibit J and the written resignation of all trustees of all the Benefit Plans of the Company, each effective at the Effective Time.

(c)                                  Consents.  The Company shall have received or made the consents, approvals, authorizations, permissions, notices and filings listed on Schedule 6.1(c) and all of them shall be in form and substance satisfactory to Parent and Acquisition Corp.

(d)                                 Stockholder Approval.  The Company shall have obtained the approval by its stockholders of this Agreement, to the extent required by the Company’s certificate of incorporation and the DGCL and shall have provided to Parent evidence of such approval (“Company Stockholder Approval”).

(e)                                  Antitrust Waiting Periods.  Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(f)                                    Material Adverse Effect.  There shall not have occurred and be continuing any event or occurrence, or series of events of occurrences, that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect.

(g)                                 Dissenting Shares.  Any shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands payment of the fair value of such Dissenting Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL shall be less than 5% of the Company Capital Stock outstanding immediately prior to the Closing Date.

(h)                                 Illegality.  There shall not have been issued and be in effect any order, decree or judgment of any court or tribunal of competent jurisdiction which makes the consummation of the Merger illegal.

(i)                                     Liens.  All Liens on or affecting any assets of the Company shall have been released and evidence thereof reasonably satisfactory to Parent shall have been delivered to Parent by the Company.

(j)                                     FIRPTA Affidavit.  The Company shall have delivered to Parent an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in a form and substance required under Treas. Reg. §1.897-2(h) so that Parent is exempt from withholding any portion of the Acquisition Price thereunder.

(k)                                  Secretary’s Certificate.  The Company shall have delivered to Parent a certificate executed by the Secretary of the Company attaching and certifying as to the Company’s current certificate of incorporation and by-laws and the resolutions of the Company’s Board of Directors and stockholders approving this Agreement and the transactions relating thereto.

Section 6.2.                                   Conditions to the Obligations of the Company.  The obligation of the Company to effect the Merger is subject to the fulfillment at or prior to the Closing Date of each of the following conditions (all of which may be waived by the Company in its sole discretion).

(a)                                  Performance of Obligations; Representations and Warranties.  Parent and Acquisition Corp. shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement that are required to be performed or complied with by them prior to or at the Closing Date and each of the representations and warranties of Acquisition Corp. and Parent contained in Article IV of this Agreement shall be true and correct, in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, shall have been true and correct in all material respects (if not qualified by materiality) and in all respects (if qualified by materiality) on and as of such date and each of Parent and Acquisition Corp. shall have delivered to the Company a certificate dated the Closing Date executed on behalf of each of them by an authorized signatory to such effect.

(b)                                 Stockholder Approval.  This Agreement shall have been adopted by the requisite vote of the stockholders of the Company, to the extent required by the Company’s Certificate of Incorporation and the DGCL.

(c)                                  Antitrust Waiting Periods.  Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(d)                                 Illegality.  There shall not have been issued and be in effect any order, decree or judgment of any court or tribunal of competent jurisdiction which makes the consummation of the Merger illegal.

(e)                                  Secretary’s Certificate.  Parent shall have delivered to the Company a certificate executed by the Secretary of Parent attaching and certifying as to Parent’s current certificate of incorporation and by-laws and the resolutions of Parent’s Board of Directors approving this Agreement and the transactions relating thereto.

ARTICLE VII                         SURVIVAL; INDEMNIFICATION; TAX MATTERS.

Section 7.1.                                   Survival.  Except as otherwise provided herein, all the representations, warranties, covenants and agreements of the Company contained in or made pursuant to this Agreement shall survive the Closing and shall remain operative and in full force and effect for a period of twelve (12) months after the Effective Time (such period being referred to as the “Indemnity Period“), regardless of any investigation or statement as to the results thereof made by or on behalf of any Person before or after the Closing, provided, however, that (a) the representations and warranties contained in Sections 3.1, 3.2, and 3.3 and 4.1 and 4.2 shall survive after the Closing Date in perpetuity; (b) the representations and warranties dealing with Sections 3.17, 3.18 and 3.21 shall survive after the Effective Time until the expiration of the applicable statutes of limitations; and (c) claims based on fraud or knowing misrepresentations shall survive after the Effective Time in perpetuity.  Notwithstanding anything herein to the contrary, any representation, warranty, covenant and agreement which is the subject of a claim which is asserted in writing prior to the expiration of the Indemnity Period shall survive with respect to such claim or any dispute with respect thereto until the final resolution thereof.

Section 7.2.                                   Indemnification.  Parent, its employees, agents, directors, officers, subsidiaries and its Affiliates, including Acquisition Corp. and the Surviving Corporation, and the employees, agents, directors, officers and subsidiaries of its Affiliates (the “Indemnified Parties“) shall be indemnified and held harmless by the Stockholders, jointly and severally, from and against any and all damages, claims, losses (including loss of value), expenses, costs, obligations and liabilities, including liabilities for all reasonable attorneys’, accountants’, and experts’ fees and expenses including those incurred to enforce the terms of this Agreement or any Collateral Document (collectively, “Losses“) asserted against, or paid, suffered or incurred by any Indemnified Party which, directly or indirectly, arise out of, result from, are based upon or relate to: (i) (x) the inaccuracy, untruth or incompleteness, as of the date of this Agreement or the Closing Date (or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date), of any representation or warranty made by the Company in this Agreement or (y) any failure by the Company to perform or fulfill any of its covenants or agreements set forth in this Agreement; provided, however, that if any such representation or warranty is qualified in any respect by materiality or Material Adverse Effect, for purposes of this paragraph such materiality or Material Adverse Effect qualification will be in all respects ignored; and (ii) Pre-Effective Time Tax Liabilities.  It is understood by the parties to this Agreement that, following the Effective Time, the Stockholders shall have no right of contribution against the Company or the Surviving Corporation in respect of any of the Stockholders’ indemnification obligations hereunder.

Section 7.3.                                   Limitation of Liability.  After the Closing, the Indemnified Parties’ rights to indemnification under Section 7.2 shall be subject to the following:

(a)                                  (i) in no event shall the aggregate amount to be paid to the Indemnified Parties under Section 7.2(i)(x) (in respect of Sections 3.4 through 3.7, 3.9 through 3.13, 3.16 and 3.18 through 3.29), Section 7.2(i)(y) and Section 7.2(ii) exceed $40,000,000; and (ii) the

Indemnified Parties shall be entitled to recover any Loss otherwise recoverable pursuant to Section 7.2(i)(x) only to the extent the aggregate of Losses otherwise recoverable pursuant to such Section exceeds $1,000,000 in the aggregate; provided, that, if all such Losses exceed $1,000,000, the Indemnified Parties shall be entitled to recover for all such Losses;

(b)                                 the aggregate amount to be paid to the Indemnified Parties under Section 7.2(i)(x) in respect of Sections 3.1, 3.2, 3.3, 3.8, 3.14, 3.15 and 3.17 shall be unlimited, subject to Sections 7.4(b) and (c); and

(c)                                  the aggregate amount to be paid to the Indemnified Parties as a result of claims based upon fraud or knowing misrepresentation shall be unlimited, as set forth in Section 7.8(i).

Section 7.4.                                   Additional Indemnification Limitations.

(a)                                  The Indemnified Parties’ sole recourse for indemnification due to any Loss under Section 7.2(i)(x) (in respect of Sections 3.4 through 3.7, 3.9 through 3.13, 3.16 and 3.18 through 3.29), Section 7.2(i)(y) and Section 7.2(ii) shall be solely by way of set off against the Earn Out Payments, if any; provided, however, if an Earn Out Event triggering an Earn Out Payment to the Company has not occurred as of the date of the Loss or Losses, such Indemnified Party shall not be entitled to recover for any such Loss until such time, if ever, an Earn Out Event triggering an Earn Out Payment to the Company occurs and then only to the extent of the amount of such Earn Out Payment.

(b)                                 The Indemnified Parties’ sole recourse for indemnification due to Losses under Sections 3.1, 3.2, 3.3, 3.8, 3.14, 3.15 and 3.17 shall be solely by way of set off against the Earn Out Payments, if any, to the extent that the Losses pursuant to Section 7.2 are in the aggregate less than or equal to $40,000,000; provided, however, if an Earn Out Event triggering an Earn Out Payment to the Company has not occurred as of the date of such Losses in an amount less than or equal to $40,000,000 in the aggregate, such Indemnified Party shall not be entitled to recover for such Losses pursuant to Section 7.2 until such time, if ever, an Earn Out Event triggering an Earn Out Payment to the Company occurs and then only to the extent of the amount of such Earn Out Payment.

(c)                                  The Indemnified Parties shall have the right to seek recovery due to Losses under Sections 3.1, 3.2, 3.3, 3.8, 3.14, 3.15 and 3.17 at any time (subject to the limitations set forth in Sections 7.1 and 7.3) directly from the Stockholders to the extent that the Losses pursuant to Section 7.2 are in excess of $40,000,000 in the aggregate, whether or not an Earn Out Event has occurred and whether or not an Indemnified Party has recovered any Losses less than or equal to $40,000,000 by way of set off or otherwise against any Earn Out Payments; provided, however, the Indemnified Parties shall only have the right to recover directly from the Stockholders the amount of Losses in excess of $40,000,000 in the aggregate.  For the avoidance of doubt, in the event that there are no Losses under Sections 3.1, 3.2, 3.3, 3.8, 3.14, 3.15 and 3.17 and Losses under other applicable Sections occur which are, in the aggregate, in excess of $40,000,000, no amounts may be recovered directly from the Stockholders.  For example, in the event that the Losses under Sections 3.1, 3.2, 3.3, 3.8, 3.14, 3.15 and 3.17 are, in the aggregate, equal to $10,000,000 and the Losses under other applicable Sections are, in the aggregate, equal to $35,000,000, then only $5,000,000 may be recovered directly from the Stockholders.

(d)                                 Irrespective of whether an Earn Out Event has occurred and whether or not an Indemnified Party has recovered any Losses by way of set off or otherwise against any Earn Out Payments, the Indemnified Parties shall have the right to seek recovery of any Losses at any time directly from the Stockholders with respect to Losses based upon fraud or knowing misconduct, as set forth in Section 7.8(i).

Section 7.5.                                   Notice of Claims.  If any of the Indemnified Parties believes that it has suffered or incurred any Loss, it shall notify the Stockholders’ Representatives promptly in writing (at its address set forth in Section 11.5), and in any event within the applicable time period specified in Section 7.1, describing such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss shall have occurred (a “Claim Notice“).  If any legal action is instituted by a third party with respect to which any of the Indemnified Parties intend to claim indemnity under this Section 7.5, such Indemnified Party shall promptly give a Claim Notice to notify the Stockholders’ Representatives with respect to such legal action.  In any event, a failure or delay in notifying the Stockholders’ Representatives shall not affect the Indemnified Party’s right to indemnity, except only to the extent such failure or delay materially and adversely prejudices the ability to defend against any legal action.

Section 7.6.                                   Defense of Third Party Claims.  Because the right to indemnity is limited as provided herein, the Indemnified Parties shall have the right to conduct and control, through counsel of their own choosing, reasonably acceptable to the Stockholders’ Representatives, any third party legal action or other claim, but the Stockholders’ Representatives may, at their election, participate in the defense thereof at their sole cost and expense; provided, however, that if the Indemnified Parties shall fail to defend any such legal action or other claim, then the Stockholders’ Representatives may defend, through counsel of their own choosing, such legal action or other claim, and so long as they give Parent at least fifteen (15) days’ notice of the terms of the proposed settlement thereof and permit Parent to then undertake the defense thereof, except as set forth below, settle such legal action or other claim and recover the amount of such settlement or of any judgment and the costs and expenses of such defense.  Neither Parent nor the Stockholders’ Representatives shall compromise or settle any such legal action or other claim without the prior written consent of the other, which consent shall not be unreasonably withheld, except that under no circumstances shall Parent be required to consent to the entry of an order for injunctive or other non-monetary relief.  All costs and expenses reasonably incurred in defending any such third party legal action or other claim, including the amount of any settlement or of any judgment, shall be paid out as provided herein.

Section 7.7.                                   Dispute Resolution Negotiation.

(a)                                  The Stockholders and Parent shall attempt to resolve any dispute arising out of or relating to this Agreement promptly by negotiation in good faith between an agent chosen by the Stockholders’ Representatives and an executive officer of Parent who has authority to settle the dispute.  Each Party shall give the other party involved written notice of any dispute not resolved in the ordinary course of business.  Within seven days after delivery of such notice, the party receiving notice shall submit to the other a written response thereto.  The notice and the response shall include: (i) a statement of each party’s position(s) regarding the matter(s) in dispute and a summary of arguments in support thereof, and (ii) the name and title of the executive officer who will represent Parent and any other Person who will accompany that executive officer, in the case of Parent, or the name of the agent who will represent the Stockholders and any other Person who will accompany that agent, in the case of the Stockholders.

(b)                                 Within 14 days after delivery of the notice, the designated agent of the Stockholders’ Representatives and the designated executive officer of Parent shall meet at a mutually acceptable time and place, and thereafter, as often as they reasonably deem necessary, to attempt to resolve the dispute.  All reasonable requests for information made by one party to the other shall be honored in a timely fashion.  All negotiations conducted pursuant to this Section 7.7 (and any of the parties’ submissions in contemplation hereof) shall be kept confidential by the parties and shall be treated by the parties and their representatives as compromise and settlement negotiations under the Federal Rules of Evidence and any similar state rules.

Section 7.8.                                   Exclusive Remedy.  Except for (i) claims based upon fraud or knowing misrepresentation, and (ii) injunctive relief to enforce a party’s rights under this Agreement, (a) the remedies set forth in Article VII hereof, including Section 7.2, constitute the sole and exclusive remedy for breaches of the representations, warranties, covenants and agreements contained in this Agreement and (b) in no event shall the Surviving Corporation have any obligation with respect to any breach of the representations, warranties, covenants and agreements contained in Article III hereof.

Section 7.9.                                   Tax Matters.  The Company shall cause to be prepared and filed prior to the Effective Time all federal, state and local income Tax Returns of the Company that are required to be filed on or before the Effective Time and shall pay, prior to the Effective Time, all Taxes required to be paid with respect to such Tax Returns.  Such Tax Returns shall be prepared in accordance with all applicable laws and shall accurately reflect the taxable income and operations of the Company for all taxable periods covered by such Tax Returns.  The Company shall deliver to Parent, at least 15 days prior to the Effective Time, draft copies of all such income Tax Returns that are required to be prepared and filed pursuant to this Section 7.9 for Parent’s review and consent, which consent shall not be unreasonably withheld.  The Company shall provide Parent with reasonable cooperation with respect to its review of the Tax Returns.

ARTICLE VIII                     TERMINATION; EFFECT OF TERMINATION.

Section 8.1.                                   Termination.  This Agreement may be terminated at any time prior to the Closing Date, and the transactions contemplated hereby may be abandoned:

(a)                                  by mutual written agreement of the parties hereto;

(b)                                 by either the Company or Parent upon notification to the non-terminating party by the terminating party:

(i)                                     at any time 90 days following the date of this Agreement if the Merger shall not have been consummated on or prior to such date (other than because of the failure to obtain the necessary approvals of the FTC or the Antitrust Division) and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party;

(ii)                                  there has been a material breach of this Agreement on the part of the non-terminating party and either (x) the non-terminating party fails to cure such breach within 10 days following notification thereof by the terminating party or (y) the breach is not reasonably capable of being cured within 10 days after notice thereof.

Section 8.2.                                   Effect of Termination.

Except for any willful breach of this Agreement by any party hereto (which breach and liability therefor shall not be affected by the terminations of this Agreement), if this Agreement is terminated pursuant to Section 8.1 hereof, then this Agreement shall become void and of no effect with no liability on the part of any party hereto (or any of their respective Representatives or Affiliates), except that the provisions of Sections 5.3(b), 9.1, 9.2, 11.1, 11.2, 11.3, 11.4, 11.5, 11.6, 11.7, 11.8, 11.10, 11.12 and 11.14 will continue to apply following any such termination.

ARTICLE IX                            FEES AND EXPENSES.

Section 9.1.                                   Expenses.  Subject to Section 9.2, each party hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions of this Agreement and the consummation of the transactions contemplated hereby.

Section 9.2.                                   Stockholders of the Company.  In no event shall Parent, Acquisition Corp. or the Company be liable (before or after the Closing) for any fees and expenses of the Stockholders of the Company relating to the transactions contemplated by this Agreement, including legal, accounting and financial advisory fees.

ARTICLE X                                DEFINITIONS.

Section 10.1.                             Table of Definitions.  As used in this Agreement the terms set forth below shall have the following meanings:

“Acquisition Price” shall mean $160,000,000.

“Affiliate” of a Person shall mean any other Person who directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such first Person.

“Benefit Plan” shall mean any bonus, pension, profit sharing, deferred compensation, written incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan or arrangement providing benefits to any current or former employee, officer, consultant or director of the Company.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collateral Document” shall mean any Exhibit to this Agreement and certificate or schedule delivered by a Person or any of its respective directors, officers, employees or trustees pursuant to this Agreement.

“Commercially Reasonable Efforts” means, with respect to a Party, the efforts and resources which would be used (including the promptness in which such efforts and resources would be applied) by that Party consistent with its normal past business practices, which in no event shall be less than the level of efforts and resources standard in the pharmaceutical industry for a company similar in size and scope to such Party, with respect to a product or potential product at a similar stage in its development or product life taking into account efficacy, safety, commercial value, the competitiveness of alternative products of third parties that are in the marketplace or under development, and the patent and other proprietary position of such product.

“Common Stock Merger Price” shall mean the quotient of (a) (i) the Acquisition Price minus (ii) the aggregate Preferred Preference Amounts divided by (b) the Outstanding Share Amount.

“Company Intellectual Property” shall mean Intellectual Property related to Product Candidates.

“Contract” shall mean any lease, contract, commitment and agreement, written or, to the Company’s Knowledge, oral other than purchase orders or purchase order commitments issued in the ordinary course of business consistent with past practices.

“Environmental Claim” shall mean any written claim, action, investigation or notice by any Person alleging potential liability arising out of, based on, or resulting from (a) the presence or release into the environment, including the indoor environment, of any Hazardous Substance at any location, whether or not owned by the Company or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” shall mean all applicable federal, state or local laws, statutes, rules and regulations, orders, decrees, judgments, arbitration awards, agreements and permits relating to protection and clean-up of the environment and protection of human health (including those relating solely to occupational health and safety), including those relating to the generation, handling, disposal, transportation or release of Hazardous Substances.

“FDA Approval” means any and all approvals, licenses, registrations, or authorizations granted or issued by the United States Food & Drug Administration (or any successor agency), necessary for the registration, manufacture, packaging, labeling, use, storage, transport, export, import, promotion or sale of Treanda in the United States.

“FDCA” means the Federal Food, Drug, and Cosmetic Act of 1938, as amended.

“Governmental Entity” shall mean any: (i) federal, state, local, foreign or international government; (ii) court, arbitral or other tribunal or governmental or quasi-governmental authority of any nature (including any governmental agency, political subdivisions, instrumentalities, branch, department, official, or entity); or (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature pertaining to government.

“Hazardous Substances” shall mean any and all hazardous and toxic substances, wastes or materials, any pollutants, contaminants, or dangerous materials (including, but not limited to, polychlorinated biphenyls, asbestos, oil, petroleum products and fractions thereof or radioactive materials), or any other similar substances or materials regulated under Environmental Laws.

“Income Taxes” shall mean Federal income taxes and all foreign, state, local and municipal Taxes imposed on or measured by net income, or income, franchise or similar taxes based on gross receipts.

“Income Tax Return” shall mean any Tax Return filed in respect of Income Taxes.

“Intellectual Property” means patents and patent applications, trademarks, service marks, trade names, copyrights, trade secrets, inventions, disclosures, technology, know-how, designs, formulae, confidential and proprietary information, and registrations and applications for registration of copyrights, trademarks, service marks, trade names, trade dress, domain names, and invention disclosures.

“Investigational New Drug Application” means any investigational new drug application as defined in the FDCA and applicable regulations promulgated thereunder or equivalent foreign regulatory application.

“Knowledge” means when used to qualify a representation, warranty or other statement of the Company in this Agreement, the knowledge after reasonable inquiry, of any of David Kabakoff, Ph. D., Gary Elliott, Wendy Johnson, Anita Busquets and solely with respect to representations, warranties or other statements of the Company contained in Section 3.16, Robert Prince.

“Lien” shall mean any mortgage, pledge, lien, security interest, conditional or installment sale agreement, encumbrance, charge or other claims of third parties of any kind, except for (a) liens for Taxes or governmental charges or claims (i) not yet due and payable or (ii) being contested in good faith and by appropriate proceedings (with no risk of forfeiture), if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor on the Interim Financial Statements; (b) statutory liens of landlords, lien of carriers, warehousemen’s, mechanics and materialmen’s and other liens imposed by law incurred in the ordinary course of business for sums (i) not yet due and payable and (ii) being contested in good faith, if a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor on the Interim Financial Statements; (c) liens incurred or deposits made in connection with workers’ compensation, unemployment insurance and other similar types of social security programs in each case in the ordinary course of business consistent with past practice; (d) with respect to personal property only, purchase money security interests incurred in the ordinary course of business, consistent with past practice; (e) easements, rights-of-way, restrictions and other similar non-monetary charges or encumbrances, in each case, which do not interfere with the ordinary conduct of the Company’s operations and do not or would not materially detract from the value of the property to which such encumbrance relates; and (g) with respect to the Leased Property only, liens, security interests or encumbrances that have been placed by any developer, landlord or other third party on the fee estate in real property with respect to which the Company has easement rights or leasehold interests the foreclosure or other exercise of remedies under which liens, security interests or encumbrances at a time when the Company is not in default under any applicable grace or cure period under the applicable lease or sublease would not result in a termination of such lease or sublease or of the Company’s rights and estates thereunder in and to such Property.

“Material Adverse Effect” shall mean a material adverse effect on (i) the assets, business, condition (financial or otherwise) or results of operations of the Company, or (ii) the ability of the Company or the Stockholders to perform their respective obligations or to consummate the transactions contemplated by this Agreement.  For the purposes of this Agreement, the determination of whether a breach of a representation and warranty or covenant of this Agreement shall be deemed to give rise to a Material Adverse Effect shall be determined on a cumulative basis by adding the effect of the breach of any such representation and warranty or covenant (determined without regard to any materiality or Material Adverse Effect qualifiers) to the effect of all other breaches of representations and warranties and covenants of this Agreement (determined without regard to any materiality or Material Adverse Effect qualifiers) for each of the applicable period or periods to which each such representation, warranties or covenants relate, in all cases before applying the materiality standard set forth in the preceding sentence, and then determining whether, for any of the applicable periods, such aggregate sum exceeds the materiality standard set forth in the preceding sentence.  For purposes of this definition of Material Adverse Effect, the effect of any matter as to any past period shall be determined based on its actual effect, and its effect as to any future period shall be determined based on the effect that such matter could reasonably be expected to have.

“Merger Price” shall mean (a) in the case of Company Common Stock, the Common Stock Merger Price, and (b) in the case of Preferred Stock, (i) the Common Stock Merger Price plus (ii) the applicable Preferred Preference Amount.

“Outstanding Share Amount” shall mean the number of shares of Company Common Stock that are issued and outstanding on a fully diluted basis (after giving effect to the exercise or conversion of any securities exercisable or convertible into shares of Company Common Stock, including the Preferred Stock (without regard to any anti-dilution adjustments which would be operable upon conversion of the Preferred Stock), the Warrants and the Options) immediately prior to the Effective Time.

“Party” shall mean Parent, Acquisition Corp., the Company and the Stockholders’ Representatives.

“Payment Agent” shall mean a bank or trust company designated as the exchange and paying agent by Parent and reasonably satisfactory to the Company.

“Person” shall mean any individual, corporation, partnership, limited partnership, limited liability company, other business organization, trust, association or entity or government agency or authority.

“Pre-Effective Time Tax Liabilities” shall mean all obligations for Taxes owed by the Company (or the Surviving Corporation as its successor in the Merger) for any period or portion thereof ending on or prior to the Effective Time which are actually paid by the Company (or the Surviving Corporation as its successor in the Merger).

“Preferred Preference Amount” shall mean the Liquidation Preference (as defined in the Amended and Restated Certificate of Incorporation of the Company, dated March 30, 2004), as applicable for the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, as the case may be.

“Product Candidates” shall mean Treanda (SDX-105) and SDX-101.

“SEC” shall mean the Securities and Exchange Commission.

“Stockholder” shall mean the holders of shares of Company Capital Stock, holders of Warrants, and holders of Options and such persons holding securities exercisable for or convertible into shares of capital stock of the Company as set forth on Exhibit F.

“Stockholders’ Representatives” shall mean David S. Kabakoff, Arnold L. Oronsky, and Paul Klingenstein, or their respective successors chosen in accordance with Section 2.5.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other charges in the nature thereof (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges.

“Tax Return” shall mean any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax and all federal, state, local and foreign returns, reports and similar statements.

“Treanda” shall mean Treanda™ (SDX-105, Bendamustine HCl) or any formulation of bendamustine which can not be developed, manufactured, or tested but for reliance on the Company Intellectual Property including information licensed from Fujisawa Deutschland GmbH.

Each term listed in the table below has the meaning ascribed to such term in the section of this Agreement listed opposite such term.

Acquisition Common Stock	Section 2.1(a)
Acquisition Corp.	Preamble
Acquisition Transaction	Section 5.2
Aggregate Budget	Section 5.1(a)
Agreement	Preamble
Antitrust Division	Section 5.5
Audited Financial Statements	Section 3.7
Authorizations	Section 3.15(b)
Bonus Participants	Section 5.13(d)
Cash Option Payment	Section 2.1(e)
Cash Warrant Payment	Section 2.1(f)
Certificate of Merger	Section 1.2
Certificates	Section 2.4(b)
Change of Control	Section 2.2(f)
Claim Notice	Section 7.5
CLL	Section 2.2(a)
Closing	Section 1.3
Closing Date	Section 1.3
Commonly Controlled Entity	Section 3.18(a)
Company	Preamble
Company Capital Stock	Section 2.1(c)(i)

Company Common Stock	Recitals
Company Stock Plan	Section 2.1(e)
Company Stockholder Approval	Section 6.1(d)
Company Workers	Section 3.19
Delaware Courts	Section 11.7
DGCL	Recitals
Disclosure Schedule	Article III
Dispute Notice	Section 2.5(d)
Dissenting Share	Section 2.1(d)
DOJ	Section 3.5(f)
Earn Out Event	Section 2.2(c)(ii)
Earn Out Payment	Section 2.2(c)(i)
Effective Time	Section 1.2
ERISA	Section 3.18(a)
FDA	Section 2.2(a)
Financial Statements	Section 3.7
FTC	Section 5.5
GAAP	Section 3.7
HSR Act	Section 3.4(b)
Indemnified Parties	Section 7.2
Indemnity Period	Section 7.1
Interim Financial Statements	Section 3.7
IRS	Section 3.17(b)
Laws	Section 3.15(a)
Leased Real Property	Section 3.10(d)
Leases	Section 3.10(d)
Lessor Estoppels	Section 5.11
Losses	Section 7.2
Merger	Recitals
NDA	Section 2.2(a)
NHL	Section 2.2(a)
OIG	Section 3.5(f)
Option	Section 2.1(e)
Option Agreements	Section 2.4(b)
Parent	Preamble
Pension Plans	Section 3.18(a)
Plans	Section 3.18(a)
Potential Acquiror	Section 5.2
Preferred Stock	Section 2.1(c)(i)
Product Liability Claim	Section 3.28(a)
Regulatory Approval	Section 3.5(c)
Representative	Section 5.2
Secretary of State	Section 1.2
Series A Preferred Stock	Section 2.1(c)(i)

Series B Preferred Stock	Section 2.1(c)(i)
Series C Preferred Stock	Section 2.1(c)(i)
Stockholders’ Representatives Escrow Fund	Section 2.3
Successor Entity	Section 2.2(f)
Surviving Corporation	Section 1.1
Surviving Corporation Common Stock	Section 2.1(a)
Trial Event	Section 5.13(d)
Trigger Event	Section 2.2(f)
Warrant Agreements	Section 3.2
Warrants	Section 2.1(f)
Welfare Plans	Section 3.18(a)

Section 10.2.                             Other Terms.  Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

Section 10.3.                             Other Definitional Provisions.

(a)                                  The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Whenever the words “include,” “includes” or “including” (or any variation thereof) are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)                                 The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

ARTICLE XI                            MISCELLANEOUS.

Section 11.1.                             Press Releases.  Except as required by law, none of Parent, Acquisition Corp. or the Company shall issue any press release or otherwise make public any information with respect to the subject matter of this Agreement nor the transactions contemplated hereby, without the prior written consent of each of the other parties to this Agreement.

Section 11.2.                             Integration.  This Agreement and the Collateral Documents set forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby, and, except as set forth in this Agreement, there are no representations or warranties, express or implied, made by any party to this Agreement (or any of their Affiliates) with respect to the subject matter of this Agreement.  Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement and the agreements referred to or contemplated herein.  The parties acknowledge that all parties participated in the drafting of this Agreement and agree that any rule of law or any legal decision that may or would require interpretation of any alleged ambiguities in this Agreement against the party that drafted it has no application and is expressly waived.  In the event of a conflict or inconsistency between the terms of this Agreement (including the representations, warranties, covenants and indemnification provisions hereof) and the terms of any other documents delivered or required to be delivered in connection with the consummation of the transactions contemplated by this Agreement, the parties acknowledge and agree that the terms of this Agreement shall supersede such conflicting or inconsistent terms in such other documents and the terms of this Agreement shall define the rights and obligations of the parties and their respective officers, directors, employees, stockholders and Affiliates with respect to the subject matter of such conflict or inconsistency.

Section 11.3.                             Assignment and Binding Effect.  This Agreement may not be assigned by either party hereto without the prior written consent of the other party; provided, however, that Acquisition Corp. may assign its rights and obligations under this Agreement, in whole or in part, to any directly or indirectly wholly owned subsidiary of Parent, upon written notice to the Company if the assignee shall assume the obligations hereunder but no such assignment shall relieve Acquisition Corp. of its obligations hereunder.  All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

Section 11.4.                             Waiver.  Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof only by a written instrument duly executed by such party.

Section 11.5.                             Notices.  Any notice, request, demand, waiver, consent, approval, or other communication which is required or permitted to be given to any party hereunder shall be in writing and shall be deemed given only if delivered to the party personally or sent to the party by facsimile transmission (promptly followed by a hard-copy delivered in accordance with this Section 11.5), by reputable overnight courier service or by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon prepaid, addressed to the party at its address set forth below:

If to Parent or Acquisition Corp.:

Cephalon, Inc.

41 Moores Rd.

P.O. Box 4011

Frazer, PA 19355

Facsimile: (610) 738-6590

Attention:  General Counsel

with a copy to:

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, Pennsylvania 19103

Facsimile: (215) 994-2222

Attention:  James A. Lebovitz, Esq.

If to the Company:

Salmedix, Inc.

9381 Judicial Drive, Suite 160

San Diego, CA 92121

Facsimile:  (858) 622-5060

Attention:  Chief Executive Officer

with a copy to:

Latham & Watkins LLP

12636 High Bluff Drive, Suite 300

San Diego, CA 92130-2071

Facsimile: (858) 523-5450

Attention: Faye H. Russell, Esq.

If to the Stockholders or the Stockholders’ Representatives:

David S. Kabakoff

Address:  P.O. Box 9151 (by mail)

16947 Circa del Sur (by Fedex)

Rancho Santa Fe, CA 92067

Facsimile:  (858) 756-6590

and

Arnold L. Oronsky

Address: InterWest Partners

2710 Sand Hill Road

Second Floor

Menlo Park, CA 94025

Facsimile:  (650) 854-4706

and

Paul Klingenstein

Address: Aberdare Ventures

One Embarcadero Center

Suite 4000

San Francisco, CA 94111

Facsimile:  (415) 392-4264

with a copy to:

Latham & Watkins LLP

12636 High Bluff Drive, Suite 300

San Diego, CA 92130-2071

Facsimile: (858) 523-5450

Attention: Faye H. Russell, Esq.

or to such other address or Person as any party may have specified in a notice duly given to the other party as provided herein.  Such notice, request, demand, waiver, consent, approval or other communication will be deemed to have been given as of the date so delivered.

Section 11.6.                             Amendment.  This Agreement shall not be amended, modified, revised, supplemented or terminated orally and no waiver of compliance with any provision hereof and no consent provided for herein shall be effective other than by a written instrument executed and delivered (a) prior to the Closing Date, by all of the parties hereto; and (b) after the Closing Date, on behalf of Parent and the Stockholders’ Representatives (acting exclusively for and on behalf of the Stockholders).

Section 11.7.                             Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies.  Notwithstanding anything herein to the contrary, Parent, the Company, Acquisition Corp. and the Stockholders hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the Delaware (the “Delaware Courts“) for any litigation arising out of or relating to this Agreement or the transactions contemplated hereby (and agrees not to commence counterclaims except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum.

Section 11.8.                             Third Party Beneficiaries.  Except for the provisions of Article 2 (Conversion of Shares), Section 5.12 (Director and Officer Indemnity) and Section 5.13 (Employee Benefits), the representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto, and their respective successors and assigns, and they shall not be construed as conferring, and are not intended to confer, any rights on any other Person.

Section 11.9.                             Performance.  In the event that any Party shall fail or refuse to consummate the transactions contemplated by this Agreement or any default under, or breach of, any representation, warranty or covenant of this Agreement on the part of any Party shall have occurred that results in the failure to consummate the transactions contemplated hereby, the Parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the Parties agree that, in addition to any other remedies, each shall be entitled to enforce the terms of this Agreement by a decree of specific performance.  In addition, any Party shall be entitled to obtain from the breaching Party court costs and reasonable attorneys’ fees incurred by it in enforcing its rights hereunder.

Section 11.10.                       Severability.  If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of the Agreement shall remain in full force and effect.  Upon such determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties to the fullest extent permitted by applicable law.

Section 11.11.                       Extensions.  At any time prior to the Closing Date, either party may by appropriate action, extend the time for compliance by or waive performance of any representation, warranty, agreement, condition or obligation of the other party.

Section 11.12.                       Section Headings.  All section headings are for convenience only and shall in no way modify or restrict any of the terms or provisions hereof.

Section 11.13.                       Exhibits; Disclosure Schedule.  All Exhibits referred to herein and the Disclosure Schedule are intended to be and hereby are specifically made a part of this Agreement.

Section 11.14.                       Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and the Company, Parent, and Acquisition Corp. may become a party hereto by executing a counterpart thereof.  This Agreement and any counterpart so executed shall be deemed to be one and the same instrument.

Section 11.15.                       Knowledge.  The representations and warranties in this Agreement, the Exhibits hereto and the Disclosure Schedule shall in no event be affected by any investigation, inquiry or examination made for or on behalf of Parent or Acquisition Corp. or the knowledge of any of Parent’s, Acquisition Corp.’s or the Surviving Corporation’s affiliates, officers, directors, shareholders, employees or agents or the acceptance by Parent or Acquisition Corp. of any certificate hereunder.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have duly executed this Agreement on the date first above written.

CEPHALON, INC.

By:	/s/ J. Kevin Buchi
Name: J. Kevin Buchi
Title: Senior Vice President and CFO

CEPSAL ACQUISITION CORP.

By:	/s/ J. Kevin Buchi
Name: J. Kevin Buchi
Title: Vice President and Treasurer

SALMEDIX, INC.

By:	/s/ David S. Kabakott
Name: David S. Kabakott, Ph. D.
Title: Chairman and CEO

STOCKHOLDERS’ REPRESENTATIVES
(Solely as to Section 2.5 of this Agreement)

David S. Kabakoff

Arnold L. Oronsky

Paul Klingenstein